SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1172	8 - TELEPHONE NUMBER 7420-1182	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 7420-2247	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Cristiane Barretto Sales
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1362	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2982	14 - FAX 7420-6752	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04—GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2010	12/31/2010	1	01/01/2010	03/31/2010	4	10/01/2009	12/31/2009
9 - AUDITOR Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES(IN THOUSANDS)	1 03/31/2010	2 12/31/2009	3 03/31/2009
SUBSCRIBED CAPITAL
1 - COMMON	137,269	137,269	136,275
2 - PREFERRED	263,445	263,445	238,064
3 - TOTAL	400,714	400,714	374,339
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	1,123	1,123	1,123
6 - TOTAL	1,123	1,123	1,123

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total

1.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE
01	AGO	04/16/2010	Interest on Shareholders’ equity	04/19/2010	Common	0.1107577459
02	AGO	04/16/2010	Interest on Shareholders’ equity	04/19/2010	Preferred	0.1107577459
03	AGO	04/16/2010	Dividends	04/19/2010	Common	0.9138918337
04	AGO	04/16/2010	Dividends	04/19/2010	Preferred	0.9138918337
05	AGO	04/16/2010	Interest on Shareholders’ equity	10/25/2010	Common	0.1107577459
06	AGO	04/16/2010	Interest on Shareholders’ equity	10/25/2010	Preferred	0.1107577459
07	AGO	04/16/2010	Dividends	10/25/2010	Common	0.9138918337
08	AGO	04/16/2010	Dividends	10/25/2010	Preferred	0.9138918337

01.09—SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 - CHANGE NATURE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)

01.10—INVESTOR RELATIONS OFFICER

1 - DATE 04/30/2010	2 - SIGNATURE

A free translation from Portuguese into English of quarterly information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                            Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                                                 As of 03/31/2010

1 – CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2010	4 - 12/31/2009
1	TOTAL ASSETS	11,783,015	11,892,840
1.01	CURRENT ASSETS	1,115,782	514,273
1.01.01	CASH AND CASH EQUIVALENTS	24,995	257,111
1.01.01.01	CASH AND CASH EQUIVALENTS	24,995	257,111
1.01.02	CREDITS	-	-
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-
1.01.02.02	OTHER RECEIVABLES	-	-
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	1,090,787	257,162
1.01.04.01	INTEREST ON SHAREHOLDERS AND DIVIDENDS	1,079,077	246,092
1.01.04.02	RECOVERABLE TAXES	9,205	8,666
1.01.04.03	DEPOSITS AND BLOCKAGES ESCROW	1,223	1,072
1.01.04.04	PREPAID EXPENSES	375	998
1.01.04.05	OTHER ASSETS	907	334
1.02	NONCURRENT ASSETS	10,667,233	11,378,567
1.02.01	LONG-TERM RECEIVABLES	1,129,579	1,173,899
1.02.01.01	OTHER RECEIVABLES	-	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	-	-
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.01.03	OTHER	1,129,579	1,173,899
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	1,112,404	1,157,645
1.02.01.03.02	DEPOSITS AND BLOCKAGES ESCROW	5,927	5,927
1.02.01.03.03	PREPAID EXPENSES	1,477	1,570
1.02.01.03.04	OTHER ASSETS	551	549
1.02.01.03.05	DERIVATIVE CONTRACTS	9,220	8,208
1.02.02	PERMANENT ASSETS	9,537,654	10,204,668
1.02.02.01	INVESTMENTS	8,197,823	8,864,837
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	8,197,719	8,864,733
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	-	-
1.02.02.01.05	OTHER INVESTMENTS	104	104
1.02.02.02	PROPERTY AND EQUIPMENT	2	2
1.02.02.03	INTANGIBLE ASSETS	1,339,829	1,339,829

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2010	3 – 12/31/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,783,015	11,892,840
2.01	CURRENT LIABILITIES	974,360	819,311
2.01.01	LOANS AND FINANCING	-	-
2.01.02	DEBENTURES	533,051	266,256
2.01.03	SUPPLIERS	2,455	2,345
2.01.04	TAXES PAYABLE	1,481	36,609
2.01.05	DIVIDENDS PAYABLE	242,919	319,287
2.01.06	PROVISIONS	1,102	1,168
2.01.06.01	PROVISION FOR CONTINGENCIES	1,102	1,168
2.01.07	PAYABLES TO RELATED PARTIES	291	327
2.01.08	OTHER	193,061	193,319
2.01.08.01	PAYROLL AND SOCIAL CHARGES	576	393
2.01.08.02	DERIVATIVE CONTRACTS	2,060	2,302
2.01.08.03	OTHER LIABILITIES	190,425	190,624
2.02	NONCURRENT LIABILITIES	1,358,107	1,814,838
2.02.01	LONG-TERM LIABILITIES	1,358,107	1,814,838
2.02.01.01	LOANS AND FINANCING	-	-
2.02.01.02	DEBENTURES	1,347,868	1,803,609
2.02.01.03	PROVISIONS	485	341
2.02.01.03.01	PROVISION FOR CONTINGENCIES	485	341
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	9,754	10,888
2.02.01.06.01	DERIVATIVE CONTRACTS	9,418	10,552
2.02.01.06.02	OTHER LIABILITIES	336	336
2.03	DEFERRED INCOME	-	-
2.05	SHAREHOLDERS’ EQUITY	9,450,548	9,258,691
2.05.01	CAPITAL STOCK	8,780,150	8,780,150
2.05.02	CAPITAL RESERVES	518,678	518,678
2.05.03	REVALUATION RESERVE	-	-
2.05.03.01	OWN ASSETS	-	-
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.05.04	PROFIT RESERVES	1,503,921	1,503,921
2.05.04.01	LEGAL	164,524	164,524
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	RETENTION OF PROFITS	-	-
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	611,925	611,925
2.05.04.07	OTHER PROFIT RESERVES	716,402	716,402
2.05.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.05.04.07.02	RESERVE FOR EXPANSION	727,472	727,472
2.05.05	ADJUSTMENTS OF EQUITY EVALUATION	(1,749,650)	(1,749,650)
2.05.05.03	ADJUSTMENTS BUSINESS COMBINATION	(1,749,650)	(1,749,650)
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	397,449	205,592

 03.01 - STATEMENT OF OPERATIONS  (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 - 01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
3.01	GROSS SALES AND/OR SERVICES	-	-	-	-
3.02	DEDUCTIONS	-	-	-	-
3.03	NET SALES AND/OR SERVICES	-	-	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-	-	-
3.05	GROSS PROFIT	-	-	-	-
3.06	OPERATING EXPENSES/INCOME	211,771	211,771	131,791	131,791
3.06.01	SELLING EXPENSES
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(5,989)	(5,989)	(5,025)	(5,025)
3.06.03	FINANCIAL	(30,352)	(30,352)	(60,174)	(60,174)
3.06.03.01	FINANCIAL INCOME	11,373	11,373	16,380	16,380
3.06.03.02	FINANCIAL EXPENSES	(41,725)	(41,725)	(76,554)	(76,554)
3.06.03.02.01	APPROPRIATED ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.06.03.02.02	FINANCIAL OPERATIONS EXPENSES	-	-	-	-
3.06.04	OTHER OPERATING INCOME	38	38	172	172
3.06.05	OTHER OPERATING EXPENSES	(264)	(264)	(84)	(84)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	248,338	248,338	196,902	196,902
3.07	OPERATING RESULT	211,771	211,771	131,791	131,791
3.08	NONOPERATING INCOME (LOSS)	-	-	-	-
3.08.01	REVENUES	-	-	-	-
3.08.02	EXPENSES	-	-	-	-
3.09	INCOME(LOSS) BEFORE TAXES AND PROFIT SHARING	211,771	211,771	131,791	131,791
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	-	-	-	-
3.11	DEFERRED INCOME TAX	(19,914)	(19,914)	1,232	1,232
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.15	PROFIT /LOSS FOR THE PERIOD	191,857	191,857	133,023	133,023
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	339,591	339,591	373,216	373,216
	EARNINGS PER SHARE	0.48013	0.48013	0.35642	0.35642
	LOSS PER SHARE

04.01 - STATEMENTS OF CASH FLOWS INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2010 to 03/31/2010	4 – 01/01/2010 to 03/31/2010	5 – 01/01/2009 to 03/31/2009	5 – 01/01/2009 to 03/31/2009
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	(27,710)	(27,710)	(2,952)	(2,952)
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	(37,151)	(37,151)	(61,246)	(61,246)
4.01.01.01	NET INCOME (LOSS)	191,857	191,857	133,023	133,023
4.01.01.02	RESULT OF INTEREST CORPORATE	(248,338)	(248,338)	(196,902)	(196,902)
4.01.01.03	LOSSES ON INVESTMENT	-	-	80	80
4.01.01.04	LOSSES (GAINS) IN FORWARD, SWAP AND OPTION CONTRACTS	(2,682)	(2,682)	3,758	3,758
4.01.01.05	LOSSES (GAINS) ON LOANS, FINANCING AND DEBENTURES	1,963	1,963	-	-
4.01.01.06	PROVISION (RESERVE) FOR CONTINGENCIES	95	95	(141)	(141)
4.01.01.07	PROVISION FOR SUPPLIERS	40	40	168	168
4.01.01.08	PROVISION (REVERSE) DEFERRED INCOME TAXES	19,914	19,914	(1,232)	(1,232)
4.01.01.09	RESIDUAL COST OF FIXED ASSETS DISPOSALS	-	-	-	-
4.01.01.10	DEFERRED INCOME TAXES	-	-	-	-
4.01.01.11	LOSSES GENERATED FROM PURCHASE OF INVESTMENTS	-	-	-	-
4.01.02	CHANGES IN ASSETS AND LIABILITIES	9,441	9,441	58,294	58,294
4.01.02.01	DEFERRED AND RECOVERABLE TAXES	25,082	25,082	32,764	32,764
4.01.02.02	OTHER CURRENT AND NONCURRENT ASSETS	(10)	(10)	(971)	(971)
4.01.02.03	PAYROLL AND RELATED ACCRUALS	183	183	(235)	(235)
4.01.02.04	TRADE ACCOUNTS PAYABLE	70	70	(139)	(139)
4.01.02.05	TAXES PAYABLE	(35,128)	(35,128)	(44,547)	(44,547)
4.01.02.06	PROVISION FOR CONTINGENCIES (PAYMENTS)	(17)	(17)	(2)	(2)
4.01.02.07	CHARGES ON LOANS, FINANCING AND DEBENTURES	19,129	19,129	71,503	71,503
4.01.02.08	OTHER CURRENT AND NONCURRENT LIABILITIES	132	132	(79)	(79)
4.01.03	OTHER	-	-	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	82,367	82,367	178,201	178,201
4.02.01	RECEIVED FOR SUBSCRIPTION TO MINORITY	-	-	8,842	8,842
4.02.02	RECEIVED OF INTEREST OS SHAREHOLDERS’ EQUITY	82,367	82,367	169,359	169,359
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	(286,773)	(286,773)	209,804	209,804
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	-	-	210,000	210,000
4.03.02	LOANS, FINANCING AND DEBENTURES PAID	(210,038)	(210,038)	-	-
4.03.03	PAYMENT OF THE REVERSE STOCK SPLIT	(83)	(83)	(180)	(180)
4.03.04	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(76,652)	(76,652)	(16)	(16)
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(232,116)	(232,116)	385,053	385,053
4.05.01	OPENING BALANCE OF CASH AND CASH EQUIVALENTS	257,111	257,111	10,706	10,706
4.05.02	CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	24,995	24,995	395,759	395,759

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4-CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	191,857	-	191,857
5.05	DESTINATIONS	-	-	-	-	-	-	-
5.05.01	DIVIDENDS	-	-	-	-	-	-	-
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	-	-	-
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.13	FINAL BALANCE	8,780,150	518,678	-	1,503,921	397,449	(1,749,650)	9,450,548

  05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7- RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	191,857	-	191,857
5.05	DESTINATIONS	-	-	-	-	-	-	-
5.05.01	DIVIDENDS	-	-	-	-	-	-	-
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	-	-	-
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.13	FINAL BALANCE	8,780,150	518,678	-	1,503,921	397,449	(1,749,650)	9,450,548

  08.01 - BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2010	4 – 12/31/2009
1	TOTAL ASSETS	20,671,950	21,127,793
1.01	CURRENT ASSETS	5,972,269	6,002,969
1.01.01	CASH AND CASH EQUIVALENTS	805,856	1,258,574
1.01.01.01	CASH AND CASH EQUIVALENTS	805,856	1,258,574
1.01.02	CREDITS	2,554,353	2,546,806
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,554,353	2,546,806
1.01.02.02	OTHER CREDITS	-	-
1.01.03	INVENTORIES	302,109	423,634
1.01.04	OTHER	2,309,951	1,773,955
1.01.04.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	35,452	39,197
1.01.04.02	RECOVERABLE TAXES	1,205,180	1,186,231
1.01.04.03	DEPOSITS AND BLOCKAGES ESCROW	232,380	200,907
1.01.04.04	DERIVATIVE CONTRACTS	3,044	14,700
1.01.04.05	PREPAID EXPENSES	674,890	161,954
1.01.04.06	OTHER ASSETS	159,005	170,966
1.02	NONCURRENT ASSETS	14,699,681	15,124,824
1.02.01	LONG-TERM RECEIVABLES	4,613,108	4,493,939
1.02.01.01	OTHER CREDIT	-	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	-	-
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.01.03	OTHER	4,613,108	4,493,939
1.02.01.03.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	52,225	51,344
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	3,570,040	3,670,121
1.02.01.03.03	DEPOSITS AND BLOCKAGES ESCROW	815,083	608,995
1.02.01.03.04	DERIVATIVE CONTRACTS	147,436	137,060
1.02.01.03.05	PREPAID EXPENSES	25,326	23,430
1.02.01.03.06	OTHER ASSETS	2,998	2,989
1.02.02	PERMANENT ASSETS	10,086,573	10,630,885
1.02.02.01	INVESTMENTS	112	112
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	SUBSIDIARY COMPANIES	-	-
1.02.02.01.03	OTHER INVESTMENTS	112	112
1.02.02.02	PROPERTY AND EQUIPMENT	6,010,205	6,408,504
1.02.02.03	INTANGIBLE ASSETS	4,076,256	4,222,269
1.02.02.04	DEFERRED CHARGES	-	-

08.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –03/31/2010	4 –12/31/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,671,950	21,127,793
2.01	CURRENT LIABILITIES	6,269,408	6,451,455
2.01.01	LOANS AND FINANCING	669,313	688,397
2.01.02	DEBENTURES	533,051	266,256
2.01.03	SUPPLIERS	2,728,014	3,053,587
2.01.04	TAXES PAYABLE	987,394	953,355
2.01.05	DIVIDENDS PAYABLE	246,065	322,433
2.01.06	PROVISIONS	129,075	134,181
2.01.06.01	PROVISION FOR CONTINGENCIES	129,075	134,181
2.01.07	PAYABLES TO RELATED PARTIES	1,407	1,180
2.01.08	OTHER	975,089	1,032,066
2.01.08.01	DERIVATIVE CONTRACTS	34,955	30,970
2.01.08.02	PAYROLL AND SOCIAL CHARGES	156,099	161,366
2.01.08.03	OTHER LIABILITIES	784,035	839,730
2.02	NONCURRENT LIABILITIES	4,951,994	5,417,647
2.02.01	LONG-TERM LIABILITIES	4,951,994	5,417,647
2.02.01.01	LOANS AND FINANCING	2,192,130	2,306,632
2.02.01.02	DEBENTURES	1,408,754	1,863,209
2.02.01.03	PROVISIONS	150,563	143,962
2.02.01.03.01	PROVISION FOR CONTINGENCIES	150,563	143,962
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	1,200,547	1,103,844
2.02.01.06.01	TAXES PAYABLE	875,433	764,971
2.02.01.06.02	DERIVATIVE CONTRACTS	108,059	131,418
2.02.01.06.03	OTHER LIABILITIES	217,055	207,455
2.03	DEFERRED INCOME	-	-
2.04	MINORITY INTEREST	-	-
2.05	SHAREHOLDERS’ EQUITY	9,450,548	9,258,691
2.05.01	CAPITAL STOCK	8,780,150	8,780,150
2.05.02	CAPITAL RESERVES	518,678	518,678
2.05.03	REVALUATION RESERVE	-	-
2.05.03.01	OWN ASSETS	-	-
2.05.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.05.04	INCOME RESERVES	1,503,921	1,503,921
2.05.04.01	LEGAL	164,524	164,524
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	RETENTION OF PROFITS	-	-
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	611,925	611,925
2.05.04.07	OTHER PROFIT RESERVES	716,402	716,402
2.05.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.05.04.07.02	RESERVE FOR EXPANSION	727,472	727,472
2.05.05	ADJUSTMENTS OF EQUITY EVALUATION	(1,749,650)	(1,749,650)
2.05.05.03	ADJUSTMENTS BUSINESS COMBINATION	(1,749,650)	(1,749,650)
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	397,449	205,592
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

 09.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 –01/01/2010 to 03/31/2010	4 –01/01/2010 to 03/31/2010	5 - 01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
3.01	GROSS SALES AND/OR SERVICES	6,003,496	6,003,496	5,614,979	5,614,979
3.02	DEDUCTIONS	(1,770,271)	(1,770,271)	(1,574,628)	(1,574,628)
3.03	NET SALES AND/OR SERVICES	4,233,225	4,233,225	4,040,351	4,040,351
3.04	COST OF SALES AND/OR SERVICES	(2,402,030)	(2,402,030)	(2,258,450)	(2,258,450)
3.05	GROSS PROFIT	1,831,195	1,831,195	1,781,901	1,781,901
3.06	OPERATING EXPENSES/INCOME	(1,487,103)	(1,487,103)	(1,515,016)	(1,515,016)
3.06.01	SELLING EXPENSES	(1,112,025)	(1,112,025)	(989,003)	(989,003)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(315,341)	(315,341)	(348,155)	(348,155)
3.06.03	FINANCIAL	(58,273)	(58,273)	(164,885)	(164,885)
3.06.03.01	FINANCIAL INCOME	110,027	110,027	85,520	85,520
3.06.03.02	FINANCIAL EXPENSES	(168,300)	(168,300)	(250,405)	(250,405)
3.06.03.02.01	APPROPRIATED ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.06.03.02.02	FINANCIAL OPERATIONS EXPENSES	-	-	-	-
3.06.04	OTHER OPERATING INCOME	92,037	92,037	84,784	84,784
3.06.05	OTHER OPERATING EXPENSES	(93,501)	(93,501)	(97,757)	(97,757)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	-	-	-	-
3.07	OPERATING RESULT	344,092	344,092	266,885	266,885
3.08	NONOPERATING INCOME	-	-	-	-
3.08.01	REVENUES	-	-	-	-
3.08.02	EXPENSES	-	-	-	-
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	344,092	344,092	266,885	266,885
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(108,304)	(108,304)	(69,360)	(69,360)
3.11	DEFERRED INCOME TAX	(43,931)	(43,931)	(50,880)	(50,880)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.14	MINORITY INTEREST	-	-	(13,622)	(13,622)
3.15	PROFIT/LOSS FOR THE PERIOD	191,857	191,857	133,023	133,023
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	399,591	399,591	373,216	373,216
	EARNINGS PER SHARE	0.48013	0.48013	0.35642	0.35642
	LOSS PER SHARE	-	-	-	-

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 01/01/2010 to 03/31/2010	4 – 01/01/2010 to 03/31/2010	5 -01/01/2009 to 03/31/2009	6-01/01/2009 to 03/31/2009
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	392,871	392,871	739,425	739,425
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	1,293,094	1,293,094	1,181,987	1,181,987
4.01.01.01	NET INCOME(LOSS)	191,857	191,857	133,023	133,023
4.01.01.02	RESULT OF INTEREST CORPORATE	-	-	13,622	13,622
4.01.01.03	DEPRECIATION AND AMORTIZATION	871,333	871,333	795,169	795,169
4.01.01.04	LOSS ON INVESTMENT	-	-	2,015	2,015
4.01.01.05	RESIDUAL COST OF FIXED ASSETS DISPOSALS	260	260	334	334
4.01.01.06	WRITE-OFF AND REVERSALS OF PROVISIONS FOR LOSSES ON INVENTORIES	(3,811)	(3,811)	7,818	7,818
4.01.01.07	LOSS(GAIN) IN FORWARD, SWAP AND OPTION CONTRACTS	(20,994)	(20,994)	105,399	105,399
4.01.01.08	LOSS ON LOANS, FINANCING AND DEBENTURES	28,013	28,013	(57,915)	(57,915)
4.01.01.09	MONETARY AND VARIATION	(23,255)	(23,255)	1,819	1,819
4.01.01.10	ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE	42,389	42,389	77,572	77,572
4.01.01.11	PLANS FOR POST-EMPLOYMENT BENEFITS	(79)	(79)	611	611
4.01.01.12	PROVISION FOR CONTINGENCIES	32,363	32,363	35,682	35,682
4.01.01.13	PROVISION(REVERSAL) FOR SUPPLIERS	31,319	31,319	(49,214)	(49,214)
4.01.01.14	PROVISION (REVERSAL) FOR DISPOSAL OF ASSETS	(2,356)	(2,356)	(795)	(795)
4.01.01.15	PROVISION FOR TAXES	97,415	97,415	61,389	61,389
4.01.01.16	PROVISION (RESERVAL) FIDELITY PROGRAM	4,710	4,710	(3,116)	(3,116)
4.01.01.17	PROVISION DEFERRED INCOME TAXES	43,930	43,930	58,574	58,574
4.01.02	CHANGES IN ASSETS AND LIABILITIES	(900,223)	(900,223)	(442,562)	(442,562)
4.01.02.01	TRADE ACCOUNTS RECEIVABLE	(49,936)	(49,936)	119,303	119,303
4.01.02.02	INVENTORIES	125,336	125,336	288,151	288,151
4.01.02.03	DEFERRED AND RECOVERABLE TAXES	33,799	33,799	213,806	213,806
4.01.02.04	OTHER CURRENT AND NONCURRENT ASSETS	(692,577)	(692,577)	(392,970)	(392,970)
4.01.02.05	PAYROLL AND RELATED ACCRUALS	(5,267)	(5,267)	(53,576)	(53,576)
4.01.02.06	TRADE ACCOUNTS PAYABLE	(233,128)	(233,128)	(548,805)	(548,805)
4.01.02.07	TAXES PAYABLE	28,789	28,789	(101,635)	(101,635)
4.01.02.08	PROVISIONS FOR CONTINGENCIES (PAYMENTS)	(31,198)	(31,198)	(24,098)	(24,098)
4.01.02.09	CHARGES ON LOANS, FINANCING AND DEBENTURES	(24,991)	(24,991)	108,404	108,404
4.01.02.10	OTHER CURRENT AND NONCURRENT LIABILITIES	(51,051)	(51,051)	(51,142)	(51,142)
4.01.03	OTHER	-	-	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	(451,046)	(451,046)	(728,683)	(728,683)
4.02.01	ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE	(452,612)	(452,612)	(738,080)	(738,080)
4.02.02	RECEIVED FOR SUBSCRIPTION TO MINORITY	-	-	8,842	8,842
4.02.03	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	1,566	1,566	555	555
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	(394,543)	(394,543)	(456,339)	(456,339)
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	110,000	110,000	210,000	210,000
4.03.02	LOANS, FINANCING AND DEBENTURES PAID	(434,268)	(434,268)	(550,592)	(550,592)
4.03.03	CASH RECEIVED OF FORWARD, SWAP AND OPTION CONTRACTS	6,493	6,493	7,311	7,311
4.03.04	PAYMENT OF THE REVERSE STOCK SPLIT	(116)	(116)	(360)	(360)
4.03.05	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(76,652)	(76,652)	(122,698)	(122,698)
4.05	INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	(452,718)	(452,718)	(455,597)	(455,597)
4.05.01	OPENING BALANCE OF CASH AND EQUIVALENTS	1,258,574	1,258,574	2,182,913	2,182,913
4.05.02	CLOSING BALANCE OF CASH AND EQUIVALENTS	805,856	805,856	1,737,316	1,737,316

11.01 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7- RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	191,857	-	191,857
5.05	DESTINATIONS	-	-	-	-	-	-	-
5.05.01	DIVIDENDS	-	-	-	-	-	-	-
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	-	-	-
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.13	FINAL BALANCE	8,780,150	518,678	-	1,503,921	397,449	(1,749,650)	9,450,548

 11.02 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3- CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- INCOME RESERVES	7- RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	191,857	-	191,857
5.05	DESTINATIONS	-	-	-	-	-	-	-
5.05.01	DIVIDENDS	-	-	-	-	-	-	-
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	-	-	-
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.13	FINAL BALANCE	8,780,150	518,678	-	1,503,921	397,449	(1,749,650)	9,450,548

 A free translation from Portuguese into English of Report of Independent Auditors on Special Review of Quarterly Financial Information prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC).

Report of Independent Auditors on Special Review

The Board of Directors and Shareholders
Vivo Participações S.A.
São Paulo - SP

1.    We reviewed the Quarterly Financial Information - ITR, individual and consolidated, of Vivo Participações S.A. (the “Company”) and its subsidiaries, for the quarter ended March 31, 2010, comprising the balance sheet, the statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows, the notes to financial information and the performance report, prepared under the responsibility of management.

2.    Our review was conducted in accordance with the specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC), comprising mainly: (a) inquiries of, and discussions with, the officials responsible for the accounting, financial and operational areas of the Company and its subsidiaries, relating to the main criteria adopted in the preparation of the quarterly financial information; and (b) review of information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company and its subsidiaries.

3.    Based on our review, we are not aware of any significant changes that should be made to the Quarterly Financial Information referred to in paragraph 1 for it to be in accordance with accounting practices adopted in Brazil and rules set forth by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information.

4.    As mentioned in Note 2, in 2009, CVM approved several Accounting Pronouncements, Interpretations and Guidelines issued by Brazilian FASB (CPC), effective in 2010, which changed accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries in the preparation of the Quarterly Financial Information for the quarter ended March 31, 2010 and disclosed in Note 2b. Prior period quarterly financial information, presented for comparison purposes, was adjusted in order to include the changes in accounting practices adopted in Brazil in force in 2010.

São Paulo, April 30, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 015199/O-6

        Luiz Carlos Passetti                                                Drayton Teixeira de Melo
Accountant CRC-1-SP-144.343/O-3                   Accountant CRC-1-SP-236947/O-3

VIVO PARTICIPAÇÕES S.A.
EXPLANATORY NOTES TO THE QUARTERLY STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2010
(in thousand Brazilian Reais, except as otherwise mentioned)

1. OPERATIONS

a. Equity Control

Vivo Participações S.A. (“Vivo Participações” or “Company”) is a publicly-held company that, at March 31, 2010 and at December 31, 2009, has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S.A. and TBS Celular Participações Ltda., which jointly hold, treasury shares excluded, 59.6% of the Company’s total capital stock.
Brasilcel N.V. is jointly controlled by Telefónica S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.99% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.01% of the total capital).

b. Subsidiaries

At March 31, 2010 and at December 31, 2009, the Company is the 100% controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”) and of Telemig Celular S.A. (“Telemig " or “subsidiary”), which engage in personal mobile telephone services, including activities that are necessary or useful for the performance of said services, in conformity with the authorizations granted to them.

c. Authorization and Frequencies

The subsidiaries’ business and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the Regulatory Authority (Federal Independent Agency) for telecommunication services in accordance with Law No. 9472, dated July 16, 1997 – General Telecommunications Law (LGT). Its actions are carried out, as a rule, by enactment of regulations and supplementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period, against payment every two years, after the first renewal, of rates equivalent to 2% (two percent) of the company’s revenue for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

d. Agreement between Telefónica S.A. and Telecom Itália

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Itália. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Itália, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and its subsidiaries and TIM are transactions in the regular course of mobile telephone business, which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

2.a) Basis of Preparation and Presentation

The individual and consolidated quarterly financial statements (ITRs) are presented in thousands of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law no. 6404/76), which include the new provisions introduced, amended and revoked by Laws no. 11.638, dated December 28, 2007 and no. 11.941, dated May 27, 2009 (former Provisional Measure no. 449, dated December 03, 2008), with further regard, also, to the rules applicable to telecommunication service concessionaires.

The changes in the accounting practices arising from application of Laws No. 11,638 and No. 11,941 have been measured and registered by the Company based on the following accounting pronouncements issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Committee (CVM) and by the Federal Accounting Council (“CFC”):

  Conceptual Structure for the Preparation and Presentation of Financial Statements, approved by CVM Resolution No. 539, dated March 14, 2008;
  CPC 01 – Reduction to the Recoverable Assets Value, approved by CVM Resolution No. 527, dated November 1, 2007;
  CPC 02 – Effects on the Changes in the Exchange Rates and Conversion of Financial Statements, approved by CVM Resolution No. 534, dated January 29, 2008;
  CPC 03 – Cash Flow Statement, approved by CVM Resolution No. 547, dated August 13, 2008;
  CPC 04 – Intangible Asset, approved by CVM Resolution No. 553, dated November 12, 2008;
  CPC 05 – Disclosure on Related Parties, approved by CVM Resolution No. 560, dated December 11, 2008;
  CPC 06 – Commercial Leasing Transactions, approved by CVM Resolution No. 554, dated November 12, 2008;
  CPC 07 – Governmental Subsidy and Assistance, approved by CVM Resolution No. 555, dated November 12, 2008;
  CPC 08 – Transaction Costs and Premiums in the Issuance of Securities, approved by CVM Resolution No. 556, dated November 11, 2008;
  CPC 09 – Added Value Statement, approved by CVM Resolution No. 557, dated November 12, 2008;
  CPC 12 – Adjustment to Present Value, approved by CVM Resolution No. 564, dated December 17, 2008; and
  CPC 13 – Initial Adoption of Law No. 11,638/07 and Provisional Measure No. 449/08, approved by CVM Resolution No. 565, dated December 17, 2008.

In continuance with the process towards the compliance with international rules, on November 10, 2009 the CVM published CVM Resolution no. 603, which allowed publicly-held companies to present their Quarterly Financial Statements – ITRs during fiscal year 2010 according to the accounting rules in effect until December 31, 2009. The Company has elected not to adopt the procedure provided for in CVM Resolution no. 603/09 and stated that January 01, 2009 would be the “transition date” for the adoption of the new accounting practices, issued in 2009 and the mandatory adoption of which is planned to be completed by December 31, 2010. The transition date is defined as the point of departure for adopting the changes in the accounting practices adopted in Brazil, and represents the base date as of which the Company and its subsidiaries prepare their balance sheets adjusted to these new accounting practices.

The following pronouncements and interpretations were considered by the Company and its subsidiaries in preparing their financial statements as from the first quarter of 2010, with retroactive application to the extent applicable. The pronouncements which impacted the financial statements are commented in 2b below:

Pronouncements

  CPC 15 – Business Combination, approved by CVM Resolution No. 580, dated July 31, 2009;
  CPC 16 – Inventory, approved by CVM Resolution No. 575, dated June 5, 2009;
  CPC 18 – Investment in Affiliated Companies, approved by CVM Resolution No. 605, dated November 26, 2009;
  CPC 20 – Loan Costs, approved by CVM Resolution No. 577, dated June 5, 2009;
  CPC 21 – Interim Statement, approved by CVM Resolution No. 581, dated July 31, 2009;
  CPC 22 – Segment Information, approved by CVM Resolution No. 582, dated July 31, 2009;
  CPC 23 – Accounting Policies, Change of Estimate, and Rectification of Error, approved by CVM Resolution No. 592, dated September 15, 2009;
  CPC 24 – Subsequent Events, approved by CVM Resolution No. 593, dated September 15, 2009;
  CPC 25 – Provisions, Contingent Liabilities, and Contingent Assets, approved by CVM Resolution No. 594, dated September 15, 2009;
  CPC 26 – Submission of Accounting Statements, approved by CVM Resolution No. 595, dated September 15, 2009;
  CPC 27 – Property, Plant & Equipment, approved by CVM Resolution No. 583, dated July 31, 2009;
  CPC 30 – Revenue, approved by CVM Resolution No. 597, dated September 15, 2009;
  CPC 32 – Profit Taxes, approved by CVM Resolution No. 599, dated September 15, 2009;
  CPC 33 – Benefits to Employees, approved by CVM Resolution No. 600, dated October 7, 2009;
  CPC 35 – Separate Statements, approved by CVM Resolution No. 607, dated November 26, 2009;
  CPC 36 – Consolidated Statements, approved by CVM Resolution No. 608, dated November 26, 2009;
  CPC 37 – Initial Adoption of International Accounting Rules, approved by CVM Resolution No. 609, dated December 22, 2009;
  CPC 38 – Financial Instruments: Acknowledgment and Measurement, approved by CVM Resolution No. 604, dated November 19, 2009;
  CPC 39 – Financial Instruments: Submission, approved by CVM Resolution No. 604, dated November 19, 2009;
  CPC 40 – Financial Instruments: Evidencing, approved by CVM Resolution No. 604, dated November 19, 2009; and
  CPC 43 – Initial Adoption of Technical Procedures CPC 15 to 40, approved by CVM Resolution No. 610, dated December 22, 2009;

Interpretations

  ICPC 01 – Concession Contracts, approved by CVM Resolution No. 611, dated December 22, 2009;
  ICPC 03 – Supplementary Aspects of Commercial Leasing Transactions, approved by CVM Resolution No. 613, dated December 22, 2009;
  ICPC 08 – Posting of the Dividend Payment Proposal, approved by Resolution No. 601/09, dated October 7, 2009;
  ICPC 09 – Individual Accounting Statements, Separate Statements, Consolidated Statements, and Application of the Equity Accounting Method, approved by CVM Resolution No. 618, dated December 22, 2009;
  ICPC 10 – Interpretation of the Initial Application to the Fixed Assets and the Property for Investment of Technical Pronouncements CPC 27, 28, 37 and 43, approved by CVM Resolution No. 619, dated December 22, 2009;
  ICPC 11 – Revenue from the Transfer of Customers’ Assets, approved by CVM Resolution No. 620, dated December 22, 2009; and
  ICPC 12 – Changes in Liabilities due to Discontinuance, Restructuring and Other Similar Liabilities, approved by CVM Resolution No. 621, dated December 22, 2009.

The authorization to complete the preparation of these Quarterly Financial Statements was given at the Executive Committee’s Meeting held on April 20, 2010.

The periods of disclosure of the subsidiaries’ information in the consolidated statements coincide with those of the controlling shareholder.

All assets and liabilities balances, revenues and expenses arising out of transactions among the consolidated companies were eliminated in the consolidated statements.

No information by segment was stated, once the Company in one sole operating segment of provision of mobile telecommunication services.

The CVM determined that the IFRS must be adopted for consolidated financial statements of publicly-held companies from 2010 on. Consequently, for the fiscal year to be ended on December 31, 2010, the Company shall present its consolidated financial statements in accordance with the IFRS, as issued by the International Accounting Standard Board – IASB.

2.b) Effect of the adjustments of the application of CPCs 15 to 40 and change to the accounting practices

The accounting practices and the calculation methods were uniformly applied in the consolidated companies and are consistent with those used in the previous year, except for the application of the CPCs and interpretations issued during fiscal year 2009 (note 2a), whose impacts on the financial statements are detailed as follows:

2.b1) Deferred income and social contribution taxes: The amounts of deferred income and social contribution taxes were posted to current assets, to the extent of their expected realization. As determined in CPC 32, the total deferred taxes are to be posted to non-current assets (note 6). Accordingly, the Company reclassified the deferred taxes of the comparative periods to non-current assets and recognized the deferred taxes ascertained in the application of the adjustments provided for in the CPCs in this same item of the ITRs (note 6).

2.b2) Inspection and Installation Rate (TFI): This rate corresponds to the amounts that are monthly paid on net additions of new customers. They were amortized during the estimated period of customer retention, equivalent to 24 months. Upon the adoption of all the CPCs already issued and with the purpose of making its accounting practices compliant with the best international practices, the Company started recognizing such amounts directly in the income statement in the “Cost of Services Rendered”, in item “Taxes, charges and contributions” (note 20). Due adjustments were made on a retrospective basis, as required in CPC 23.

2.b3) Court deposits: The amounts of court deposits granted as guarantee of civil, labor and tax proceedings were stated in the balance sheet as a reduction of the respective liabilities, complying with the provisions set forth in CVM Resolution no. 489/05. Upon the adoption of CPC 25 (and revocation of CVM Resolution no. 489/05), the Company reclassified the referred court deposits to current assets and non-current assets, according to the expected realization term (note 7).

2.b4) Post-employment benefit plans: The subsidiaries started recognizing the Net Actuarial Assets of the post-employment benefit plans, to the extent of the surplus recoverability restrictions applicable to sponsors of Brazilian pension plans. Such Net Actuarial Assts were not recognized prior to the adoption of CPC33. Actuarial gains and losses referring to the post-employment benefit plans and the amounts referring to surplus recoverability limitations due to refunds or reductions in future contributions are being immediately recognized as other comprehensive income, and do not impact any more the operating income (note 27).

2.b5) Capitalized financial charges: The financial charges provided for in certain loan and financing agreements relating to investment activities were capitalized based on the average amount of works in progress, pursuant to CVM resolution no. 193 (revoked by CVM Resolution no. 577) and Official Release CVM/SNC/SEP 01/2007. The capitalized financial charges were depreciated pursuant to the same criteria of useful life as determined for the item of property, plant & equipment to which they were attributed (note 11).

2.b6) Acquisition of non-controlling shareholders’ shares and premium: In accordance with the Brazilian accounting practices prior to CPC 15, a premium was recorded upon the acquisition of shares for prices in excess of the book value thereof. Upon the adoption of CPC 15, the transition date of which is January 01, 2009, the effects of all the transactions of acquisition of non-controlling shareholders’ shares started being recorded in the shareholders’ equity to the extent there is no change in the shareholding control. Consequently, such transactions do not generate premium or results any more and the premium previously generated in the acquisitions from non-controlling shareholders, including expenses being capitalized in the process, was eliminated towards the shareholders’ equity of the Company (note 18).

2.b7) Deferred Assets: Upon the adoption of CPC 13 on January 01, 2008, the Company and its subsidiaries elected to keep the recognized balances in the deferred asset group until the complete amortization thereof. The pre-operating expenses balance recorded as deferred assets prior to January 01, 2009 refers to pre-operating expenses of Global Telecom (Vivo’s predecessor company) and to the network formation costs in the Northeast region, which were amortized pursuant to the straight line method, within 10 years. After review by the Company, and with the purpose of making their accounting practices compliant with the best international practice, the Company and its subsidiaries elected to write-off such amounts as a counter-entry to the shareholders’ equity. The due adjustments were made on a retrospective basis, as required in CPC 23.

2.b8) Recognition of multi-element transaction revenues: In order to meet the requirements in CPC 30, the amounts of minutes included in the multi-element transactions started being segregated and shown in the income statement as a service revenue to the extent such services were used by customers. The due adjustments were made on a prospective basis (note 17).

2.b9) Donations and Subventions Reserve: The amounts of network equipment donated by suppliers were posted to a specific reserve account, in the shareholders’ equity. After review by the Company and with the purpose of making its accounting practices compliant with the best international practice and as set forth in Law no. 11.638/07, such amounts were transferred to “Deferred Revenue” (in current liabilities) and are amortized for the term the equipment is in service. The due adjustments were made on a retrospective basis, as required in CPC 23.

2.b10) Supplementary Dividends: According to previous Brazilian law, Companies could recognize dividends supplementary to the minimum mandatory dividend as of the closing date of the fiscal year based on the proposal for allocation of the net profit of the year. Upon the adoption of CPC 24, supplementary dividends must be recognized at the time they are approved by the competent managing bodies. Accordingly, the Company reversed the amounts of supplementary dividends which had been recorded at December 31, 2009 and were not yet approved at a General Shareholders Meeting. The amounts receivable from its subsidiaries have been already confirmed in the General Shareholders Meeting held on March 31, 2010. The amounts of supplementary dividends payable to the shareholders shall be confirmed at the General Shareholders Meeting to be held in April 2010 (notes 18 and 33).

2.b11) Minority interest: This refers to the effects of the minority interest in the adjustments made by the Company, arising out of the adoption of the new accounting pronouncements.

2.b12) Shareholders’ equity: This refers to the effects of the controlling shareholders’ interest in the adjustments made by the Company, arising out of the adoption of the new accounting pronouncements (note 18).

2.b13) Equity Method: This refers to the amounts calculated pursuant to the equity method, arising out of the application of the adjustments made in the subsidiaries, as provided for in the CPCs (note 10).

2.b14) Disclosure of infrastructure swap costs and revenues: the amounts of revenues and costs referring to agreements contemplating mutual provision, among different operators, of network infrastructure assets with the same technical features, prices, contractual conditions and similar nature of use, started being disclosed on a net basis in the revenues and costs. The due adjustments were made on a prospective basis, as required in CPC 30 (notes 20 and 23).

2.b15) Roaming: The amounts referring to invoicing and transfer of domestic and international roaming, which were previously posted to the current liabilities (under “Suppliers and accounts payable” – Amounts to be transferred to other operators), are now considered by the subsidiaries as revenue, at the time of the invoicing, and as costs, at the time of the transfer, pursuant to the definition of agent and principal described in CPC 30. The due adjustments were made on a prospective basis, as required in CPC 30 (notes 19 and 20).

2.b16) Reclassifications in the income statement:  As a result of the application of the CPCs and with the purpose of making the Quarterly Information/Quarterly Statements compliant with the accounting practices adopted by their controlling shareholders, the Company and its subsidiaries made some reclassifications in their income statements, as described below:

  Rewarding program expenses and reversals: they were reclassified from “Other operating revenues, net” to “Gross telecommunication service revenues”.
  Recovery of network maintenance costs and other expenses: they were reclassified from “Other operating revenues, net” to “Cost of services rendered”, “Selling expenses” and “General and administrative expenses”; and
  Tax credits on purchase of goods: they were reclassified from “Other operating revenues, net” to “Cost of goods sold”.

In the tables below, and for comparison purposes, the Company presents a brief description and the amounts corresponding to the impacts generated in the consolidated balance sheet as of December 31, 2009, in the shareholders’ equity for fiscal years 2009 and 2008, and in the controlling company’s and consolidated income statement for the three-month period ended on March 31, 2009. The referred adjustments and reclassifications were already applied to the accounting information presented for 2010.

Balance Sheets

Reconciliation of the Company’s balance sheet as of January 01, 2009 – Transition Date

		Company
ASSETS	Note	Balance Sheet at 01.01.09 - before adjustments	Adjustments CPCs on transition date	Balance Sheet at 01.01.09 - after adjustments

Current
Cash and cash equivalents		10,706	-	10,706
Interest on shareholders and dividends		397,412	-	397,412
Deferred and recoverable taxes	2.b1)	22,732	(741)	21,991
Escrow deposits	2.b3)	-	565	565
Prepaid expenses		1,202	-	1,202
Other assets	2.b3)	840	(546)	294
Total current assets		432,892	(722)	432,170

Noncurrent
Long-term receivables:
Deferred and recoverable taxes	2.b1)	576,372	741	577,113
Escrow deposits	2.b3)	-	5,342	5,342
Prepaid expenses		1,630	-	1,630
Other assets	2.b3)	7,442	(5,050)	2,392
Investments	2.b13)	8,502,885	(187,725)	8,315,160
Property and equipment, net		4	-	4
Intangible assets, net	2.b6)	1,424,278	(84,449)	1,339,829
Total noncurrent assets		10,512,611	(271,141)	10,241,470

Total assets		10,945,503	(271,863)	10,673,640

		Company
LIABILITIES	Note	Balance Sheet at 01.01.09 - before adjustments	Adjustments CPCs on transition date	Balance Sheet at 01.01.09 - after adjustments

Current liabilities
Payroll and social charges		555	-	555
Trade accounts payable		4,463	-	4,463
Taxes payable		46,028	-	46,028
Debentures and promissory notes		1,112,876	-	1,112,876
Interest on shareholders and dividends	2.b10)	407,473	(265,685)	141,788
Provision for contingencies	2.b3)	1,237	19	1,256
Derivative contracts		1,213	-	1,213
Other liabilities		103,644	-	103,644
Total current liabilities		1,677,489	(265,666)	1,411,823

Noncurrent				-
Debentures and promissory notes		1,000,000	-	1,000,000
Provision for contingencies	2.b3)	167	292	459
Other liabilities		320	-	320
Total noncurrent liabilities		1,000,487	292	1,000,779
			-
Shareholders’ equity	2.b12)	8,267,527	(6,489)	8,261,038

Total liabilities and shareholder´s equity		10,945,503	(271,863)	10,673,640

Reconciliation of the Company’s consolidated balance sheet as of January 01, 2009 – Transition Date

		Consolidated
ASSETS	Note	Balance Sheet at 01.01.09 - before adjustments	Adjustments CPCs on transition date	Balance Sheet at 01.01.09 - after adjustments

Current
Cash and cash equivalents		2,182,913	-	2,182,913
Short-term investments pledged as collateral		41,487	-	41,487
Trade accounts receivable, net		2,578,498	-	2,578,498
Inventories		778,704	-	778,704
Deferred and recoverable taxes	2.b1)	2,358,647	(1,120,523)	1,238,124
Deposits and blockages escrow	2.b3)	-	164,050	164,050
Derivative contracts		347,448	-	347,448
Prepaid expenses	2.b2)	316,622	(145,391)	171,231
Other assets	2.b3)	322,934	(65,892)	257,042
Total current assets		8,927,253	(1,167,756)	7,759,497

Noncurrent
Long-term receivables:
Short-term investments pledged as collateral		47,335	-	47,335
Deferred and recoverable taxes	2.b1)	2,732,022	1,220,014	3,952,036
Deposits and blockages escrow	2.b3)	-	445,283	445,283
Derivative contracts		285,303	-	285,303
Prepaid expenses	2.b2) and 2.b4)	80,206	(54,143)	26,063
Other assets	2.b3)	46,291	(34,600)	11,691
Investments		111	-	111
Property and equipment, net		7,183,908	-	7,183,908
Intangible assets, net	2.b6)	4,438,982	(84,449)	4,354,533
Deferred charges, net	2.b7)	55,393	(55,393)	-
Total noncurrent assets		14,869,551	1,436,712	16,306,263

Total assets		23,796,804	268,956	24,065,760

		Consolidated
LIABILITIES	Note	Balance Sheet at 01.01.09 - before adjustments	Adjustments CPCs on transition date	Balance Sheet at 01.01.09 - after adjustments

Current
Payroll and social charges		185,471	-	185,471
Trade accounts payable		3,726,324	-	3,726,324
Taxes payable	2.b3) and 2.b8)	785,603	54,934	840,537
Loans and financing		2,006,972	-	2,006,972
Debentures and promissory notes		1,112,876	-	1,112,876
Interest on shareholders and dividends	2.b10)	545,864	(265,685)	280,179
Provision for contingencies	2.b3)	91,136	41,719	132,855
Derivative contracts		105,352	-	105,352
Other liabilities	2.b8)	820,233	5,734	825,967
Total current liabilities		9,379,831	(163,298)	9,216,533

Noncurrent
Taxes payable	2.b3)	275,272	372,324	647,596
Loans and financing		3,826,385	-	3,826,385
Debentures and promissory notes		1,056,923	-	1,056,923
Provision for contingencies	2.b3)	102,947	38,359	141,306
Derivative contracts		97,971	-	97,971
Other liabilities	2.b4) and 2.b9)	202,144	33,466	235,610
Total noncurrent liabilities		5,561,642	444,149	6,005,791

Result of interest corporate	2.b11)	587,804	(587,804)	-

Shareholders’ equity	2.b11) and 2.b12)	8,267,527	575,909	8,843,436

Total liabilities and shareholder´s equity		23,796,804	268,956	24,065,760

Reconciliation of the Company’s balance sheet as of December 31, 2009 – Comparison Period

		Company
ASSETS	Note	Balance sheet disclosed on 12.31.2009	Adjustments CPCs	Balance sheet at 12.31.09 - resubmitted

Current
Cash and cash equivalents		257,111	-	257,111
Interest on shareholders and dividends	2.b10)	1,161,444	(915,352)	246,092
Deferred and recoverable taxes	2.b1)	89,551	(80,885)	8,666
Escrow deposits	2.b3)	-	1,072	1,072
Prepaid expenses		998	-	998
Other assets	2.b3)	1,387	(1,053)	334
Total current assets		1,510,491	(996,218)	514,273

Noncurrent
Long-term receivables:
Deferred and recoverable taxes	2.b1)	1,076,760	80,885	1,157,645
Escrow deposits	2.b3)	-	5,927	5,927
Derivative contracts		8,208	-	8,208
Prepaid expenses		1,570	-	1,570
Other assets	2.b3)	6,135	(5,586)	549
Investments	2.b13)	8,148,945	715,892	8,864,837
Property and equipment, net		2	-	2
Intangible assets, net	2.b6)	2,684,427	(1,344,598)	1,339,829
Total noncurrent assets		11,926,047	(547,480)	11,378,567

Total assets		13,436,538	(1,543,698)	11,892,840

		Company
LIABILITIES	Note	Balance sheet disclosed on 12.31.2009	Adjustments CPCs	Balance sheet at 12.31.09 - resubmitted

Current
Payroll and social charges		393	-	393
Trade accounts payable		2,345	-	2,345
Taxes payable		36,609	-	36,609
Debentures and promissory notes		266,256	-	266,256
Interest on shareholders and dividends	2.b10)	931,212	(611,925)	319,287
Provision for contingencies	2.b3)	1,149	19	1,168
Derivative contracts		2,302	-	2,302
Other liabilities		190,951	-	190,951
Total current liabilities		1,431,217	(611,906)	819,311

Noncurrent
Debentures and promissory notes		1,803,609	-	1,803,609
Derivative contracts		10,552	-	10,552
Provision for contingencies	2.b3)	-	341	341
Other liabilities		336	-	336
Total noncurrent liabilities		1,814,497	341	1,814,838

Shareholders’ equity	2.b12)	10,190,824	(932,133)	9,258,691

Total liabilities and shareholder´s equity		13,436,538	(1,543,698)	11,892,840

Reconciliation of the Company’s consolidated balance sheet as of December 31, 2009 – Comparison Period

		Consolidated
ASSETS	Note	Balance sheet disclosed on 12.31.2009	Adjustments CPCs	Balance sheet at 12.31.09 - resubmitted

Current
Cash and cash equivalents		1,258,574	-	1,258,574
Short-term investments pledged as collateral		39,197	-	39,197
Trade accounts receivable, net		2,546,806	-	2,546,806
Inventories		423,634	-	423,634
Deferred and recoverable taxes	2.b1)	1,982,691	(796,460)	1,186,231
Deposits and blockages escrow	2.b3)	-	200,907	200,907
Derivative contracts		14,700	-	14,700
Prepaid expenses	2.b2)	311,328	(149,374)	161,954
Other assets	2.b3)	246,028	(75,062)	170,966
Total current assets		6,822,958	(819,989)	6,002,969

Noncurrent
Long-term receivables:
Short-term investments pledged as collateral		51,344	-	51,344
Deferred and recoverable taxes	2.b1)	2,770,909	899,212	3,670,121
Deposits and blockages escrow	2.b3)	-	608,995	608,995
Derivative contracts		137,060	-	137,060
Prepaid expenses	2.b2) e 2.b4)	74,383	(50,953)	23,430
Other assets	2.b3)	118,523	(115,534)	2,989
Investments		112	-	112
Property and equipment, net	2.b5)	6,445,109	(36,605)	6,408,504
Intangible assets, net	2.b6)	5,566,867	(1,344,598)	4,222,269
Deferred charges, net	2.b7)	29,864	(29,864)	-
Total noncurrent assets		15,194,171	(69,347)	15,124,824

Total assets		22,017,129	(889,336)	21,127,793

		Consolidated
LIABILITIES	Note	Balance sheet disclosed on 12.31.2009	Adjustments CPCs	Balance sheet at 12.31.09 - resubmitted

Current
Payroll and social charges		161,366	-	161,366
Trade accounts payable		3,053,587	-	3,053,587
Taxes payable	2.b3) and 2.b8)	892,893	60,462	953,355
Loans and financing		688,397	-	688,397
Debentures and promissory notes		266,256	-	266,256
Interest on shareholders and dividends	2.b10)	934,358	(611,925)	322,433
Provision for contingencies	2.b3)	70,396	63,785	134,181
Derivative contracts		30,970	-	30,970
Other liabilities	2.b8)	834,824	6,086	840,910
Total current liabilities		6,933,047	(481,592)	6,451,455

Noncurrent
Taxes payable	2.b3)	317,063	447,908	764,971
Loans and financing		2,306,632	-	2,306,632
Debentures and promissory notes		1,863,209	-	1,863,209
Provision for contingencies	2.b3)	98,409	45,553	143,962
Derivative contracts		131,418	-	131,418
Other liabilities	2.b4) and 2.b9)	176,527	30,928	207,455
Total noncurrent liabilities		4,893,258	524,389	5,417,647

Shareholders’ equity	2.b12)	10,190,824	(932,133)	9,258,691

Total liabilities and shareholder´s equity		22,017,129	(889,336)	21,127,793

Shareholders’ equity

		Company		Consolidated
	Note	12.31.09	01.01.09	12.31.09	01.01.09

Shareholders' equity before the effects of applications of CPCs		10,190,824	8,267,527	10,190,824	8,267,527

Effects adjustments of that passing through by result
Fistel Fee	2.b2)	-	-	(4,297)	-
Post-employment benefit plans	2.b4)	-	-	10,797	-
Interest on construction in progress	2.b5)	-	-	(36,605)	-
Capitalised expenditure on acquisition of investments	2.b6)	(4,913)	-	(4,913)	-
Deferred assets	2.b7)	-	-	25,529	-
Prepaid services to be rendered	2.b8)	-	-	(259)	-
Donations of network equipment	2.b9)	-	-	4,768	-
Income tax and social contribution	2.b1)	-	-	22	-
Equity accounting	2.b13)	(45)	-	-	-
Result of interest corporate	2.b11)	-	-	(1,787)	-

Effects adjustments of that not passing through by result
Fistel Fee	2.b2)	-	-	(191,662)	(191,662)
Post-employment benefit plans	2.b4)	-	-	(9,454)	69
Adjustments for non-controlling shareholdings before the merger of shares	2.b6)	3,617	-	-	-
Premium on acquisition of interest of noncontrolling	2.b6)	(1,749,650)	(490,797)	(1,749,650)	(490,797)
Reversal of amortization of premium on acquisition of interest in non-controlling	2.b6)	406,348	406,348	406,348	406,348
Deferred assets	2.b7)	-	-	(55,393)	(55,393)
Prepaid services to be rendered	2.b8)	-	-	(4,229)	(4,229)
Donations of network equipment	2.b9)	-	-	(33,218)	(33,218)
Additional dividend	2.b10)	611,925	265,685	611,925	265,685
Income tax and social contribution	2.b1)	-	-	99,945	96,708
Equity accounting	2.b13)	(199,415)	(187,725)	-	-
Result of interest corporate	2.b11)	-	-	-	582,398

Shareholders' equity after the effects of applications of CPCs		9,258,691	8,261,038	9,258,691	8,843,436

Income Statements

		Company
	Note	Income statement released on 03.31.2009	Adjustments and reclassifications CPCs	Income statement on 03.31.09 - resubmitted

General and administrative expenses	2.b16)	(5,316)	291	(5,025)
Other operating expenses, net	2.b6) and 2.b16)	2,394	(2,306)	88
Equity accounting	2.b13)	185,373	11,529	196,902
Income before financial expenses, net		182,451	9,514	191,965
Financial expenses, net		(60,174)	-	(60,174)
Income before taxes		122,277	9,514	131,791
Income tax and social contribution		1,232	-	1,232
Net income		123,509	9,514	133,023

		Consolidated
	Note	Income statement released on 03.31.2009	Adjustments and reclassifications CPCs	Income statement on 03.31.09 - resubmitted

Telecommunications service	2.b8), 2.b15) and 2.b16)	4,855,614	52,080	4,907,694
Sale of goods	2.b8)	738,352	(31,067)	707,285
Gross operating revenue		5,593,966	21,013	5,614,979
Deductions	2.b8)	(1,573,847)	(781)	(1,574,628)
Net operating revenue		4,020,119	20,232	4,040,351
Cost of services rendered	2.b2), 2.b5), 2.b9), 2.b14), 2b15) and 2.b16)	(1,664,357)	17,995	(1,646,362)
Cost of goods sold	2.b16)	(613,131)	1,043	(612,088)
Gross income		1,742,631	39,270	1,781,901
Selling expenses	2.b16)	(989,005)	2	(989,003)
General and administrative expenses	2.b16)	(348,966)	811	(348,155)
Other operating expenses, net	2.b4), 2.b6), 2.b7), 2.b14) and 2.b16)	(5,624)	(7,349)	(12,973)
Income before Financial expenses, net		399,036	32,734	431,770
Financial expenses, net	2.b5)	(149,143)	(15,742)	(164,885)
Income before taxes and interest		249,893	16,992	266,885
Income tax and social contribution	2.b1)	(113,778)	(6,462)	(120,240)
Result of interest corporate	2.b11)	(12,606)	(1,016)	(13,622)
Net income		123,509	9,514	133,023

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
Cash and banks	96	76	23,066	46,468
Short-term investments	24,899	257,035	782,790	1,212,106
Total	24,995	257,111	805,856	1,258,574

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity, held with first-category financial institutions.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	03.31.10	12.31.09
Receivables from billed services	1,123,549	1,105,069
Receivables from interconnection fees	834.801	784,524
Receivables from unbilled services	592,998	590,617
Receivables from goods sold	327,705	391,578
(-) Allowance for doubtful accounts	(324,700)	(324,982)
Total	2,554,353	2,546,806

Following is the aging list for the net accounts receivable at March 31, 2010 and at December 31, 2009:

	Consolidated
	03.31.10	12.31.09
Unbilled	592,998	590,617
Falling due	1,506,043	1,561,644
Overdue accounts – from 1 to 30 days	237,989	208,393
Overdue accounts – from 31 to 60 days	70,873	67,059
Overdue accounts – from 61 to 90 days	54,916	51,485
Overdue accounts – from 91 to 180 days	36,685	33,969
Overdue accounts – from 181 to 360 days	50,938	28,797
Overdue accounts – more than 360 days	3,911	4,842
Total	2,554,353	2,546,806

There was not any customer representing more than 10% of the net accounts receivable at March 31, 2010 and at December 31, 2009, except for Telecomunicações de São Paulo S.A. – Telesp, which accounted for 12.2% of the net accounts receivable at March 31, 2010 (10.6% at December 31, 2009). These amounts refer, basically, to interconnection and co-billing.

At March 31, 2010, the balance of accounts receivable includes R$102,201 (R$116,747 at December 31, 2009) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as settlement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful debtors are as follows:

	Consolidated
	2010	2009
Balance at beginning of year	324,982	387,308
Additional allowance in Q1 10 (note 21)	42,389	77,573
Write-offs	(42,671)	(66,234)
Balance at March 31	324,700	398,647
Additional allowance in Q2, Q3 and Q4 09		135,662
Write-offs		(209,327)
Balance at December 31		324,982

5. INVENTORIES

	Consolidated
	03.31.10	12.31.09
Handsets	293,395	422,337
Simcard (chip)	32,340	28,176
Accessories and other	8,991	9,033
(-) Provision for obsolescence	(32,617)	(35,912)
Total	302,109	423,634

Below are the changes in the provision for obsolescence:

	Consolidated
	2010	2009
Balance at beginning of year	35,912	42,580
Additional (reversal) allowance	(3,295)	7,730
Balance at March 31	32,617	50,310
Reversal of provision		(14,398)
Balance at December 31		35,912

The costs of goods sold, which include the amounts of the provision for obsolescence, are shown in note 20.

6. DEFERRABLE AND RECOVERABLE TAXES

6.1 Breakdown

	Company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
		Resubmitted		Resubmitted
Prepaid income and social contribution taxes	684,359	709,838	821,911	814,218
Recoverable state VAT (ICMS)	199	199	647,205	648,124
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	21,627	21,423	285,436	315,981
Withholding income tax	6,982	6,495	64,938	64,378
Other recoverable taxes	270	270	23,984	23,913
Total recoverable taxes	713,437	738,225	1,843,474	1,866,614

Deferred income and social contribution taxes (*)	408,172	428,086	2,651,205	2,701,723
ICMS to be allocated	-	-	280,541	288,015

Total	1,121,609	1,166,311	4,775,220	4,856,352

Current	9,205	8,666	1,205,180	1,186,231
Noncurrent	1,112,404	1,157,645	3,570,040	3,670,121

(*) The controlling company’s balances refer, basically, to deferred income and social contribution taxes, relating to the portion of the tax benefit Telemig Participações (a company that was merged into Vivo Participações at November 13, 2009) received as a result of the Corporate Reorganization of TCO IP S.A., occurred in December 2008 (note 6.2).

Telemig and Vivo are entitled to tax benefit of 75% reduction in the income tax calculated on the profit earned from activities in the tax incentive areas within the scope of the SUDENE (North of Minas Gerais and Vale do Jequitinhonha) and SUDAM (States of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima), respectively.

The breakdown of deferred income and social contribution taxes is as follows:

	Consolidated
	03.31.10	12.31.09
		Resubmitted
Income and social contribution taxes loss carryforwards (a)	1,001,629	1,041,994
Tax credit acquired - restructuring (b)	551,049	591,850
Tax credits on temporary differences: (c)
Contingencies and legal liabibility	250,210	227,842
Useful life changes - depreciation	222,743	222,405
Suppliers	163,530	151,324
Doubtful accounts	110,398	110,494
Valuation allowance and provision for losses- fixed assets	90,847	99,754
Employee profit sharing	18,132	23,851
Customer loyalty program	23,903	22,301
Provision for obsolescence	11,090	12,210
Derivative contracts	18,281	9,962
Adjustments CPCs (note 2)	102,313	102,728
Other amounts	87,080	85,008
Total deferred taxes on non-current assets	2,651,205	2,701,723

The deferred taxes were recorded assuming their future realization, as follows:

a)   Tax loss and negative tax base: represents the amount recorded by the subsidiaries, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the tax bases in the amount of R$736,502 at March 31, 2010 (R$688,023 at December 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

b)  Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the integrity of the shareholders’ equity (note 6.2). Realization occurs proportionally to the amortization of the goodwill in its subsidiaries, in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

c)   Tax credits on temporary differences: their realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the provisions in the amount of R$155,167 at March 31, 2010 (R$154,757 at December 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

The Company and its subsidiaries prepared technical feasibility studies, approved by the Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2009, as defined in CVM Instruction No. 371. During the three-month period ended at March 31, 2010, no relevant fact occurred which might indicate any limitations to the full recovery of the amounts of deferred taxes recognized by the subsidiaries.

6.2  Tax credit incorporated – Corporate Reorganization

Prior to the mergers, provisions were booked for maintenance of the stockholders’ equity of the merged company and, consequently, the net assets that were merged represent, essentially, the tax benefit arising out of the possibility of deduction of the incorporated goodwill.

Included in the accounting records held for corporate and tax purposes by the Company and its subsidiaries are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	03.31.10			12.31.09
	Goodwill	Provision	Net	Goodwill	Provision	Net
Telemig Celular Participações S.A. - Corporate Restructuring	1,193,638	(787,800)	405,838	1,251,945	(826,283)	425,662
Global Telecom S.A. - Acquisition	273,457	(180,482)	92,975	302,066	(199,364)	102,702
Telemig Celular S.A. - Corporate Restructuring	108,402	(71,546)	36,856	113,501	(74,911)	38,590
Tele Centro Oeste Celular Participações - Acquisition	26,594	(17,552)	9,042	46,540	(30,716)	15,824
Tele Leste Celular Participações S.A. - Privatization	18,645	(12,307)	6,338	26,687	(17,615)	9,072
Total	1,620,736	(1,069,687)	551,049	1,740,739	(1,148,889)	591,850

The changes in tax credits for the three-month period ended at March 31, 2010 and 2009 are as follows:

	Consolidated
	2010	2009
Results:
Amortization of goodwill	(120,003)	(328,550)
Reversal of provision	79,202	219,799
Tax credit	40,801	108,751
Effect on statement of operation	-	-

7. COURT DEPOSITS AND RESTRICTED AMOUNTS

The Company and its subsidiaries hold amounts in court deposit and subject to court restriction in relation to civil, labor and tax proceedings (notes 14 and 16), as shown below:

	Consolidated
	03.31.10	12.31.09
		Resubmitted
Escrow deposits
Civil claims	69,425	67,215
Labor	40,977	39,167
Tax	881,037	649,541
Total	991,439	755,923
Escrow blockages	56,024	53,979
Total	1,047,463	809,902

Current	232,380	200,907
Noncurrent	815,083	608,995

Following is a brief description of the main court deposits in connection with tax proceedings:

  PIS and COFINS

The subsidiaries are parties to judicial proceedings in connection with the following matters: i) debts arising out of the offsetting of tax credits resulting from overpayments not recognized by the tax authorities; ii) tax debt due to underpayment by reason of divergences in the accessory tax returns (DCTFs); and iii) discussions referring to changes in the tax rates and increase in the tax calculation bases set forth by Law no. 9718/98. At March 31, 2010, the subsidiaries held amounts in court deposits totaling R$60,220 (R$38,569 at December 31, 2009).

  CIDE

The subsidiaries are parties to proceedings referring to administrative and judicial matters, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. The subsidiaries recorded court deposits in the amount of R$88,958 at March 31, 2010 (R$63,695 at December 31, 2009).

  FISTEL (Telecommunications Inspection Fee)

Telemig filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region. At March 31, 2010, Telemig held deposits in court totaling R$512,623 (R$416,625 at December 31, 2009).

  IRRF (Withholding Income Tax)

Telemig Participações (which was merged into the Company on November 13, 2009) filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its subsidiary. At March 31, 2010, Telemig held deposits in court totaling R$21,833 (R$21,445 at December 31, 2009).

Vivo is party to other judicial proceedings relating to the following matters: i) IRRF levied on income earned from rent and royalties, salaried work and fixed income financial investments; ii) debts referring to offsetting of overpayments of IRPJ and CSLL not homologated by the Brazilian Federal Revenue Service and debt for late fine due as a result of untimely payment of the IRRF tax made on a voluntary basis; and iii) obtaining the CND (Debt Clearance Certificate) for purposes of discharging the referred debt as an impairment for obtaining debt clearance certificates in order to allow the company to have its name removed from the CADIN. At March 31, 2010, Vivo held deposits in court totaling R$9,870 (R$5,797 at December 31, 2009).

  IRPJ (Corporate Income Tax)

The Company was party to judicial proceedings relating to the following matters: i) renewal of the debt clearance certificate requesting authorization for depositing the fully updated amount of the debts; ii) requirement of IRPJ estimates and non-payment of debts with the SIEF; and iii) voluntary disclosure. At March 31, 2010, the deposits in court totaled R$3,163 (R$2,671 at December 31, 2009).

  Contribution to EBC

The SINDITELEBRASIL –Telephone Operators and Cellular and Personal Mobile Service Companies Union filed a writ of mandamus in order to challenge the Contribution for Boosting Public Broadcasting payable to EBC (Empresa Brasil de Comunicação), created by Law no. 11.652/2008. Vivo and Telemig, as Union members, deposited in court the amounts relating to said contribution, which totaled R$121,276 and R$14,869, respectively, at March 31, 2010 (R$55,153 and R$6,604 at December 31, 2009).

  ICMS

The subsidiaries are parties to judicial proceedings relating to the following matters: i) voluntary disclosure; ii) ICMS purportedly levied on the access, adhesion, qualification, availability and use of services, as well as those relating to supplementary services and additional facilities; right to credit for acquisition of property, plant & equipment and also electric power; and iii) prepaid service activation cards. At March 31, 2010, court deposits totaled R$28,795 (R$17,106 at December 31, 2009).

  Other taxes, charges and contributions

At March 31, 2010, the subsidiaries recorded deposits in court in the amount of R$19,430 (R$21,876 at December 31, 2009), relating to the discussion of the following matters: i) ISS tax on revenues arising out of number substitution, handset exchange, detailed bill, specific number selection, contact transfer, message number and requested restriction of access, and assessment of ISS on cellular phone activation; ii) social contributions referring to purported absence of withholding of 11% on the amount of several invoices and receipts of service providers hired by means of labor assignment; iii) CPMF; and iv) PPNUM – Public Price for Numbering Resources Management by ANATEL.

8. PREPAID EXPENSES

	Consolidated
	03.31.10	12.31.09
		Resubmitted
FISTEL fee (*)	530,645	-
Advertising to be distributed	107,542	123,911
Rent	12,939	19,268
Financial charges	6,417	6,747
Insurance premium, software and other	42,673	35,458
Total	700,216	185,384

Current	674,890	161,954
Noncurrent	25,326	23,430

(*) These refer to the amounts of the Inspection and Operation Fee for fiscal year 2010, which were paid in March and shall be amortized until the end of the fiscal year.

9. OTHER ASSETS

	Consolidated
		12.31.09
	03.31.10	Resubmitted
Related parties receivables	80,412	79,276
Credits with suppliers	35,124	62,334
Subsidies on handsets sales	13,907	10,411
Employee advances and other assets	32,560	21,934
Total	162,003	173,955

Current	159,005	170,966
Noncurrent	2,998	2,989

10. INVESTMENTS

a) Subsidiaries information

	Subsidiaries
	Vivo	Telemig	Telemig Participações

Total assets at 03.31.10	15,922,230	2,246,498	n/a
Total assets at 12.31.09 (*)	16,181,420	2,165,761	n/a

Shareholders' equity at 03.31.10	7,193,953	1,003,766	n/a
Shareholders' equity at 12.31.09 (*)	7,920,374	944,359	n/a

Net operating revenue - January to March 2010	3,774,054	459,850	n/a
Net operating revenue - January to March 2009 (*)	3,635,538	405,371	n/a

Net income - January to March 2010	188,931	59,407	n/a
Net income - January to March 2009 (*)	178,949	25,733	27,201

(*) Resubmitted

At December 31, 2009, the Company holds 100% of the shares of its subsidiaries – Vivo and Telemig.

	Vivo		Telemig
	03.31.10	12.31.09	03.31.10	12.31.09
Number of shares held (in thousands)
Common	3,810	3,810	2,372	2,372

Interest in the voting capital	100.0%	100.0%	100.0%	100.0%
Total Interest	100.0%	100.0%	100.0%	100.0%

b) Breakdown

The balance of the controlling company’s investments includes the interest held in the subsidiaries' equity (investments in subsidiaries), advances for future capital increase, as well as other investments, as shown below:

	Company		Consolidated
	03.31.10	12.31.09	03.31.10	12.31.09
		Resubmitted
Investment in subsidiaries	7,830,602	8,497,616	-	-
Advance for future capital - special goodwill reserve in subsidiaries	367,117	367,117	-	-
Other investments	104	104	112	112
Investment balance	8,197,823	8,864,837	112	112

c) Changes

c.1) Investments in subsidiaries

The initial balances and the changes in investments relating to fiscal year 2009 are stated again in these financial statements (note 2).

Description	Vivo	Telemig Participações	Telemig	Total

Investments at 12.31.08	6,506,881	698,929	79,407	7,285,217

Adjustments CPCs - Equity pick-up - 01.01.09	(180,741)	(6,061)	(923)	(187,725)
Investments at 01.01.09	6,326,140	692,868	78,484	7,097,492
Equity pick-up on net income of subsidiaries	178,949	16,035	1,918	196,902
Capital increase with special goodwill reserve	289,238	10,015	-	299,253
Adjusting for dividends in 2008	-	-	559	559
Earnings generated in the capital increase with the special goodwill reserve	-	1,935	-	1,935
Investments at 03.31.09	6,794,327	720,853	80,961	7,596,141
Capital increase	300,000	-	-	300,000
Shares merger	-	(112,305)	809,551	697,246
Tax incentives	6,935	-	2,202	9,137
Unclaimed dividends and interest on shareholders' equity	3,843	-	928	4,771
Dividends and interest on shareholders’ equity	(397,923)	(593,550)	(19,281)	(1,010,754)
Equity pick-up on net income of subsidiaries	891,996	(14,998)	24,077	901,075
Investments at 12.31.09	7,599,178	-	898,438	8,497,616
Equity pick-up on net income of subsidiaries	188,931	-	59,407	248,338
Additional dividend for fiscal year 2008	(915,352)	-	-	(915,352)
Investments at 03.31.10	6,872,757	-	957,845	7,830,602

c.2) Advance for future capital increase

The initial balances and the changes in advances for future capital increase relating to fiscal year 2009 are stated again in these financial statements (note 2).

Description	Vivo	Telemig Participações	Telemig	Total
Investiments at 12.31.08	610,434	561,209	45,921	1,217,564
Capital increase with special goodwill reserve	(289,238)	(20,871)	-	(310,109)
Investiments at 03.31.09	321,196	540,338	45,921	907,455
Shares merger	-	(540,338)	-	(540,338)
Investiments at 12.31.09	321,196	-	45,921	367,117
Investiments at 03.31.10	321,196	-	45,921	367,117

11. PROPERTY, PLANT AND EQUIPMENT, NET

11.a) Breakdown

	Consolidated
	03.31.10			12.31.09 - Resubmitted
	Cost	Accumulated depreciation	Property, plant and equipment, net	Cost	Accumulated depreciation	Property, plant and equipment, net
Transmission equipment	9,555,569	(7,217,349)	2,338,220	9,660,973	(7,188,371)	2,472,602
Infrastructure	3,480,606	(2,020,539)	1,460,067	3,418,058	(1,960,734)	1,457,324
Switching equipment	4,086,066	(3,259,074)	826,992	4,196,877	(3,225,490)	971,387
Terminals	2,809,100	(2,516,693)	292,407	2,721,531	(2,412,241)	309,290
Buildings	300,114	(99,896)	200,218	298,984	(97,347)	201,637
Land	101,080	-	101,080	101,264	-	101,264
Other assets	1,969,493	(1,405,517)	563,976	1,948,183	(1,372,115)	576,068
Construction in progress	227,245	-	227,245	318,932	-	318,932
Total	22,529,273	(16,519,068)	6,010,205	22,664,802	(16,256,298)	6,408,504

11.b) Changes

The initial balances and the changes in fiscal year 2009 are stated again in these financial statements (note 2).

	Consolidated
	Transmission equipment	Infrastructure	Switching equipment	Terminals	Buildings	Land	Other assets	Construction in progress	Total
Cost
Balances at January 01, 2009	8,979,713	3,018,294	4,243,681	2,310,275	296,670	70,352	1,767,321	857,788	21,544,094
Additions	6,492	2,620	-	95,410	-	-	4,249	258,482	367,253
Write-off	(432)	(451)	342	(499)	-	-	(336)	-	(1,376)
Transfer	218,166	74,457	72,778	7,940	1,881	-	25,180	(402,197)	(1,795)
Balances at March 31, 2009	9,203,939	3,094,920	4,316,801	2,413,126	298,551	70,352	1,796,414	714,073	21,908,176
Additions	(18,645)	37,156	-	309,809	-	30,696	95,184	945,925	1,400,125
Write-off	(311,835)	(8,613)	(72,419)	(13,807)	(532)	(334)	(18,842)	-	(426,382)
Transfer	787,514	294,595	(47,505)	12,403	965	550	75,427	(1,341,066)	(217,117)
Balances at December 31, 2009	9,660,973	3,418,058	4,196,877	2,721,531	298,984	101,264	1,948,183	318,932	22,664,802
Additions	14,269	2,964	-	87,571	1,233	-	15,185	161,934	283,156
Write-off	(262,540)	(2,991)	(139,661)	(2)	-	(184)	(13,317)	-	(418,695)
Transfer	142,867	62,575	28,850	-	(103)	-	19,442	(253,621)	10
Balances at March 31, 2010	9,555,569	3,480,606	4,086,066	2,809,100	300,114	101,080	1,969,493	227,245	22,529,273

Depreciation
Balances at January 01, 2009	(6,647,993)	(1,741,083)	(2,680,686)	(2,005,070)	(87,318)	-	(1,198,036)	-	(14,360,186)
Additions (*)	(334,047)	(52,688)	(89,711)	(99,435)	(2,568)	-	(45,413)	-	(623,862)
Write-off	66	282	(699)	449	-	-	270	-	368
Transfer	147	30	1,658	-	-	-	(1,318)	-	517
Balances at March 31, 2009	(6,981,827)	(1,793,459)	(2,769,438)	(2,104,056)	(89,886)	-	(1,244,497)	-	(14,983,163)
Additions	(539,702)	(174,500)	(619,925)	(321,990)	(7,766)	-	(145,147)	-	(1,809,030)
Write-off	329,304	7,289	51,998	13,805	301	-	16,298	-	418,995
Transfer	3,854	(64)	111,875	-	4	-	1,231	-	116,900
Balances at December 31, 2009	(7,188,371)	(1,960,734)	(3,225,490)	(2,412,241)	(97,347)	-	(1,372,115)	-	(16,256,298)
Additions (*)	(299,937)	(61,986)	(167,095)	(104,454)	(2,595)	-	(43,569)	-	(679,636)
Write-off	269,784	2,437	131,645	2	-	-	13,002	-	416,870
Transfer	1,175	(256)	1,866	-	46	-	(2,835)	-	(4)
Balances at March 31, 2010	(7,217,349)	(2,020,539)	(3,259,074)	(2,516,693)	(99,896)	-	(1,405,517)	-	(16,519,068)

Net balance at January 01, 2009	2,331,720	1,277,211	1,562,995	305,205	209,352	70,352	569,285	857,788	7,183,908
Net balance at December 31, 2009	2,472,602	1,457,324	971,387	309,290	201,637	101,264	576,068	318,932	6,408,504
Net balance at March 31, 2010	2,338,220	1,460,067	826,992	292,407	200,218	101,080	563,976	227,245	6,010,205

(*)The sum of depreciation costs and expenses is shown in “Depreciation”, in notes 20, 21 and 22.

The remaining balances in the transfers shown in the preceding table refer to transfers made between property, plant & equipment accounts and intangible assets accounts (note 12b).

11.c) Depreciation rates

In conformity with ICPC 10, the Company and its subsidiaries effected evaluations of applied useful life in their property, plant & equipment, pursuant to the method of direct comparison to market data. The work conducted by a specialized company did not provide any material results in relation to the total net property, plant & equipment.

Property, plant & equipment are depreciated pursuant to the straight line method, at the annual rates shown below:

Yearly depreciation rates (%)
Transmission equipment	14.29 to 20.00
Infrastructure	2.87 to 20.00
Switching equipment	14,29 to 20,00
Terminals	66.67
Buildings	2.86 to 4.00
Other assets	6.67 to 20.00

11.d) Interest on construction in progress

As informed in note 2, the Company and its subsidiaries have not capitalized financial expenses incurred in connection with loans and financing since January 01, 2009.

11.e) Pledged assets

At March 31, 2010, the subsidiaries had items of property, plant & and equipment offered as collateral in lawsuits in the amount of R$82,342 (R$83,534 at December 31, 2009).

12. INTANGIBLE ASSETS, NET

12.a) Breakdown

	Consolidated
	03.31.10			12.31.09 - Resubmitted
	Cost	Accumulated amortization	Intangible net	Cost	Accumulated amortization	Intangible net
Goodwill, negative goodwill and provision for losses on purchase of investments	2,678,299	(1,322,319)	1,355,980	2,678,299	(1,322,319)	1,355,980
Software use rights	4,916,578	(3,582,650)	1,333,928	4,851,880	(3,435,616)	1,416,264
Concession licenses	2,249,619	(941,840)	1,307,779	2,249,619	(903,450)	1,346,169
Goodwill	35,520	(27,674)	7,846	35,338	(26,906)	8,432
Other assets	52,438	(50,373)	2,065	52,438	(50,088)	2,350
Construction in progress	68,658	-	68,658	93,074	-	93,074
Total	10,001,112	(5,924,856)	4,076,256	9,960,648	(5,738,379)	4,222,269

12.b) Changes

The initial balances and the changes in fiscal year 2009 are stated again in these financial statements, as described in note 2.

	Consolidated
	Goodwill, negative goodwill and provision for losses on purchase of investments (*)	Software use rights	Concession licenses	Goodwill	Other assets	Construction in progress	Total
Cost
Balances at January 01, 2009	2,678,299	3,974,243	2,249,619	31,962	48,378	198,573	9,181,074
Additions	-	46,585	-	117	606	107,678	154,986
Write-off	-	-	-	-	-	-	-
Transfer	-	133,254	-	-	350	(131,809)	1,795
Balances at March 31, 2009	2,678,299	4,154,082	2,249,619	32,079	49,334	174,442	9,337,855
Additions	-	172,882	-	3,259	953	230,046	407,140
Write-off	-	(1,464)	-	-	-	-	(1,464)
Transfer	-	526,380	-	-	2,151	(311,414)	217,117
Balances at December 31, 2009	2,678,299	4,851,880	2,249,619	35,338	52,438	93,074	9,960,648
Additions	-	14,837	-	182	-	30,672	45,691
Write-off	-	(5,217)	-	-	-	-	(5,217)
Transfer	-	55,078	-	-	-	(55,088)	(10)
Balances at March 31, 2010	2,678,299	4,916,578	2,249,619	35,520	52,438	68,658	10,001,112

Amortization
Balances at January 01, 2009	(1,322,319)	(2,684,577)	(751,018)	(23,569)	(45,058)	-	(4,826,541)
Additions (*)	-	(132,536)	(37,179)	(792)	(799)	-	(171,306)
Write-off	-	-	-	-	-	-	-
Transfer	-	(517)	-	-	-	-	(517)
Balances at March 31, 2009	(1,322,319)	(2,817,630)	(788,197)	(24,361)	(45,857)	-	(4,998,364)
Additions	-	(504,704)	(115,253)	(2,545)	(2,079)	-	(624,581)
Write-off	-	1,466	-	-	-	-	1,466
Transfer	-	(114,748)	-	-	(2,152)	-	(116,900)
Balances at December 31, 2009	(1,322,319)	(3,435,616)	(903,450)	(26,906)	(50,088)	-	(5,738,379)
Additions (*)	-	(152,254)	(38,390)	(768)	(285)	-	(191,697)
Write-off	-	5,216	-	-	-	-	5,216
Transfer	-	4	-	-	-	-	4
Balances at March 31, 2010	(1,322,319)	(3,582,650)	(941,840)	(27,674)	(50,373)	-	(5,924,856)

Net balance at January 01, 2009	1,355,980	1,289,666	1,498,601	8,393	3,320	198,573	4,354,533
Net balance at December 31, 2009	1,355,980	1,416,264	1,346,169	8,432	2,350	93,074	4,222,269
Net balance at March 31, 2010	1,355,980	1,333,928	1,307,779	7,846	2,065	68,658	4,076,256

(*)The sum of amortization costs and expenses are shown in “Amortization”, in notes 20, 21 and 22.

The remaining balances in the transfers shown in the preceding table refer to the transfers made between property, plant & equipment accounts and intangible assets accounts (note 11b).

12.c) Amortization rates

Intangible assets with defined useful life are amortized pursuant to the straight line method at the annual rate show below:

Yearly amortization rates (%)
Software use rights	20.00
Concession licenses	6.67 to 20.00
Goodwill	As contract terms
Other assets	6.67 to 20.00

13. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Consolidated
	03.31.10	12.31.09
Suppliers	1,861,262	2,170,586
Amounts to be transferred LD (a)	378,445	405,619
Interconnection and linking	350,195	324,078
Technical assistance	87,353	100,484
Other	50,759	52,820
Total	2,728,014	3,053,587

(a) The amounts refer to VC2, VC3 and roaming charges, invoiced to the subsidiaries’ customers and transferred to the long distance call operators.

14. TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
				12.31.09
	03.31.10	12.31.09	03.31.10	Resubmitted
ICMS (a)	-	-	743,234	767,466
Current income and social contribution taxes (b) (c)	-	15,620	145,343	117,565
Deferred Income tax and social contribution	-	-	30,487	28,837
PIS and COFINS	92	19,600	148,607	164,329
FISTEL (d)	-	-	645,278	516,375
FUST and FUNTTEL	-	-	11,577	11,658
CIDE (e)	-	-	108,912	80,933
Other taxes, fees and mandatory contributions	1,389	1,389	29,389	31,163
Total
	1,481	36,609	1,862,827	1,718,326
Current
Noncurrent	1,481	36,609	987,394	953,355
	-	-	875,433	764,971

(a) At March 31, 2010, the amount of R$290,825 (R$271,611 at December 31, 2009) out of the non-current liability, refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. Such Agreement provides for that the ICMS becomes due always in the 49th month following that in which the ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

(b) The controlling company’s balance at December 31, 2009 refers to the withheld income tax on interest on own capital for which a provision was booked.

(c) Telemig Participações (which was merged into the Company on November 13, 2009 ), filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its subsidiary. Based on the opinion of its legal counsels, said proceedings are classified as possible risk. Although being a case for which probable loss is possible, the Company kept a provision because it considered the same as a legal liability, having made deposits in court totaling R$21,833 at March 31, 2010 (R$21,445 at December 31, 2009), note 7.

(d) They include the amounts referring to the writ of mandamus Telemig filed, challenging the liability for the payment of the inspection fees on mobile stations which are not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region. In the opinion of its legal counsels, the chances of loss in these proceedings are possible. Although being a case for which probable loss is possible, the Company kept a provision because it considered the same as a legal liability, having made deposits in court totaling R$512,263 at March 31, 2010 (R$416,625 at December 31, 2009), note 7.

(e) They include the amounts of administrative and judicial proceedings, seeking to discharge the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. Its subsidiaries recorded court deposits in the amount of R$108,912 at March 31, 2010 (R$80,933 at December 31, 2009), having made deposits in court totaling R$88,958 (R$63,695 at December 31, 2009), note 7.

15. LOANS, FINANCING, AND DEBENTURES

15.a) Debt breakdown

a.1) Loans and Financing

				Consolidated
Description	Currency	Interest	Maturity	31.03.10	12.31.09
BNDES	URTJLP (*)	TJLP + 4.30% p.a. to 4.60% p.a.	04/15/10 to 08/15/14	1,388,049	1,470,063
Banco Europeu de Investimentos - BEI	USD	4.18% p.a to 4.47% p.a.	06/19/2010 to 03/02/15	655,299	635,066
Banco do Nordeste do Brasil - BNB	R$	10.00% p.a	04/29/10 to 10/30/16	577,944	587,627
Nota de Credito Comercial	R$	103.8% of the CDI	08/03/2010	111,394	-
Resolução 2770	USD	5.94% p.a	7/23/2010	97,901	95,327
Resolução 2770	JPY	2.60% p.a	01/18/2011	26,910	26,415
BNDES	UMBND (**)	8.68% p.a	04/15/10 to 07/15/11	3,754	4,327
Comissão BBVA	-	0.43% p.a.	05/28/10 to 02/28/15	192	188
Resolução 2770	R$			-	176,016
Total				2,861,443	2,995,029

Current				669,313	688,397
Noncurrent				2,192,130	2,306,632

(*) URTJLP – Long term interest rate reference unit, used by the BNDES as the contract currency in loan agreements.

(**) UMBND – Monetary unit, based on a currency basket used by the BNDES as the contract currency in loan agreements.

a.2) Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	03.31.10	12.31.09	03.31.10	12.31.09
Debentures (2nd Issue)	R$	104.2% to 120.0% of the CDI	05/04/2015	1,036,662	1,014,631	1,036,662	1,014,631
Debentures (3rd Issue)	R$			-	232,279	-	232,279
Debentures (4th Issue)	R$	108.0% to 112.0% of the CDI	04/15/2010 to 10/15/2013	769,416	752,447	769,416	752,447
Debentures (4th Issue)	R$	IPCA + 7.00% p.a	10/15/2010 to 10/15/2014	78,980	74,911	78,980	74,911
Debentures (1st Issue Telemig)	R$	IPCA + 0.5% p.a	5/7/2021	-	-	60,886	59,600
Issuance costs	R$			(4,139)	(4,403)	(4,139)	(4,403)
Total				1,880,919	2,069,865	1,941,805	2,129,465

Current				533,051	266,256	533,051	266,256
Noncurrent				1,347,868	1,803,609	1,408,754	1,863,209

15.b) Repayment schedule

At March 31, 2010, the maturity of the non-current portion of loans, financing, debentures and promissory notes were broken down by maturity year as follows:

Year	Company	Consolidated
2011	4,768	335,480
2012	101,956	538,248
2013	640,934	1,075,872
2014	60,130	537,233
2015	540,080	999,138
After 2015	-	114,913
Total	1,347,868	3,600,884

15.c) Loan covenants

Vivo has loans and financing borrowed from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which at March 31, 2010 was R$1,391,803 (R$1,474,390 at December 31, 2009).  In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month and yearly basis. At the same date, all economic and financial indexes established in the contracts were met.

The 4th issue debentures, the balance of which at March 31, 2010 was R$844,257 (R$822,955 at December 31, 2009), have economic and financial indexes which must be calculated on a quarterly basis. At that same date, all the economic and financial indexes established in the contracts were met.

The SPM service agreement entered into by Telemig with the State Department of Economic Development (note 15.e2), the balance of which at March 31, 2010 was R$60,886 (R$59,600 at December 31, 2009), sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At March 31, 2010, all covenants were fulfilled by Telemig.

15.d) Guarantees

At March 31, 2010, guarantees were granted for part of the Company’s loans and financing, according to the table below:

Banks	Loan/financing amount	Guarantees
BNDES	R$1,388,049 (URTJLP) R$3,754 (UMBNDES)
  Agreement (Vivo) R$1,364,025: Accounts receivable granted as guarantee of 15% of the outstanding balance or four (4) times the amount of the highest installment, whichever is higher.
  Agreement (Vivo) R$27,778: pledge of 15% of the accounts receivable referring to the services revenue.
  Vivo Participações is the intervening guarantor.

Banco Europeu de Investimento – BEI	R$655,299	Commercial risk guaranteed by Banco BBVA Portugal.
Banco do Nordeste do Brasil S.A. - BNB	R$577,944
  Bank security granted by Banco Bradesco S.A. in the amount equal to 100% of the outstanding loan debt.
  Creation of a liquidity fund represented by financial investments in the amount equal to three (3) amortization installments, based on the post-grace period average installment.
  Vivo Participações is the intervening guarantor

15.e) Debentures

e.1) Fund raising by the company

2nd Issue

Within the scope of the First Securities Distribution Program in the amount of R$2 billion, announced on August 20, 2004, the Company issued debentures related to the 2nd Issue of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, counted as from the issue date, that is, May 01, 2005.

Such offering consisted of the issue in two series, being R$ 200 million in the first series, and R$800 million in the second series, with final maturity on May 4, 2015. The debentures earn interest, payable on a semiannual basis, corresponding to 120.0% (first series) and 104.2% (second series) of the accrued daily average rates for the DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the CETIP.

Rescheduling

1st Issue

In May 2009, the debentures of the 1st Series of the 2nd Issue of the Company were rescheduled, as approved by the Board of Directors on March 30, 2009. The new effective term for interest payment is 24 months, counted from May 01, 2009, during which time the interest payment conditions defined herein shall remain unchanged. During this second term of interest payment, the debentures of the 1st Series of the 2nd Issue of the Company shall earn interest of 120.0% of the average rate of the one-day Interfinancial Deposits – the DI over extra-group rate, calculated in accordance with the formula contained in clause 4.9 of the “2nd issue Indenture”. The payments of interest on the debentures shall be made on May 01, 2010, November 01, 2010 and May 01, 2011.

Rescheduling of the interest payment on the debentures is expected to occur on May 01, 2011 (first Series).

2nd Series

At the meetings of the Board of Directors of the Company held on April 25, 2005 and on May 13, 2005 the details of the 2nd Series of the 2nd Issue of the Company were approved.

At March 29, 2010, the Board of Directors approved the following conditions for the first rescheduling of the mentioned debentures:

(i) New effective term for interest payment: the new (“second”) effective term for payment of interest on the debentures of the 2nd series of the 2nd issue of the Company shall be 24 months, counted as from May 01, 2010, during which time the interest payment conditions provided for herein shall remain unchanged;

(ii) Interest Payment: during the second effective term for interest payment (until May 01, 2012), the debentures of the 2nd Series of the 2nd issue of the Company will earn interest of 106.00% of the average rate of the one-day Interfinancial Deposits, called as extra group over DI rates, calculated in accordance with the formula contained in clause 4.9 of the “2nd issue indenture”;

(iii) Periodicity of interest payment: during the second effective term for interest payment, the payments of interest on the debentures shall be made on a semi-annual basis as from the rescheduling date.

(iv) the debenture holders who do not agree with the new conditions provided for by the Board of Directors of the Company should state their election to exercise the right to sell their debentures to the Company until April 09, 2010, through CETIP and/or Bovespa FIX (note 33);

(v) the acquisition of the debentures held by the debenture holders who voiced their election as set forth in item 4.10.6 of the indenture shall not be added by premium of any nature whatsoever;

(vi) the other details of the issue shall remain unchanged, with due regard to the provisions in the 2nd issue indenture for nominative, book-entry, non-convertible, unsecured debentures with personal guarantee by the Company; and

(vii) we further inform that the issue rating was raised from “br AA” to “br AAA”, as published in the risk report published by Standard & Poor’s on March 19, 2010.

3rd Issue

At January 11, 2010, the Company settled the simple, non-convertible, unsecured, sole series debentures of the 3rd public issue, totaling R$210 million, earning interest of 113.55% of the Interfinancial Deposits (DI) in the amount of R$23 million.

4th Issue

At September 04, 2009, the Board of Directors approved the 4th public issue, by the Company, of simple, non-convertible, nominative and book-entry unsecured debentures, with tenor of 10 years.

The total issue value was R$810 million, and the base offering corresponded to R$600 million, added by R$210 million due to the full exercise of the option of additional debentures.

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each series was decided by mutual agreement between the Company and the lead arranger of the offering after the conclusion of the Bookbuilding procedure.

The interest payment for the 1st series will be of 108.00% of the CDI, for the 2nd series of 112.00% of the CDI and for the 3rd series, coupon of 7.00% yearly (on the nominal value adjusted to the variation of the IPCA index). These debentures earn interest with semiannual payments in the 1st and 2nd series and annual payments in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised from the issue of the offering were used for full payment of the principal of the debt represented by the 6th issue of commercial promissory notes of the Company and supplementation of the working capital of the Company.

The transaction costs in connection with this issue in the amount of R$4,139, at March 31, 2010, were appropriated to a liabilities reduction account as costs to be incurred, and are recorded as financial expenses of the Company (note 24), pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs, if of 112.13% of the CDI.

e.2) Fund raising by Telemig Celular

1st Issue

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900, thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

16. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

16.1) Breakdown

The breakdown of the balances of such provisions at March 31, 2010 and at December 31, 2009 was as follows:

	Consolidated
	03.31.10	12.31.09
		Resubmitted
Civil	166,631	167,954
Labor	80,429	78,875
Tax	32,578	31,314
Total	279,638	278,143

Current	129,075	134,181
Noncurrent	150,563	143,962

16.2) Changes:

The initial balances and the changes to the provisions for contingencies as of December 31, 2009 are stated again in these financial statements.

	Consolidated
	Civil	Labor	Tax	Total
Balance at 12. 31. 2008	170,675	72,687	30,799	274,161
Provisions recorded, net of reversals (note 23)	28,557	8,105	(980)	35,682
Monetary variation	713	-	236	949
Payments	(23,851)	(1,843)	(137)	(25,831)
Balance at 03. 31. 2009	176,094	78,949	29,918	284,961
Provisions recorded, net of reversals	79,063	18,620	1,287	98,970
Monetary variation	(1,087)	-	535	(552)
Payments	(86,116)	(18,694)	(426)	(105,236)
Balance at 12. 31. 2009	167,954	78,875	31,314	278,143
Provisions recorded, net of reversals (note 23)	24,493	7,286	584	32,363
Monetary variation	(350)	-	680	330
Payments	(25,466)	(5,732)	-	(31,198)
Balance at 03. 31. 2010	166,631	80,429	32,578	279,638

Current	107,574	19,319	2,182	129,075
Noncurrent	59,057	61,110	30,396	150,563

16.3) Comments/Details

16.3.1. Tax Proceedings

Probable Loss

a) State Taxes

At March 31, 2010, Vivo (RJ, SP, AM and RR) was holding administrative and legal discussions on ICMS taxes that, based on the opinion of its legal advisors, are classified as probable loss and therefore are provisioned at R$26,129 (R$24,759 at December 31, 2009).

b) Federal Taxes

At March 31, 2010, Vivo was holding administrative discussions on federal taxes (IRRF/IRPJ/PIS/COFINS) that, based on the opinion of its legal advisors, are classified as probable loss and therefore are provisioned at R$720 (R$2,824 at December 31, 2009).

c) Other Taxes

At March 31, 2010, Vivo was holding administrative discussions on other taxes amounting to R$2,182 (R$184 at December 31, 2009), which were provisioned based on the opinion of its legal advisors.

Possible Loss

Based on the opinion of its legal advisors, the Company Management believes that the settlement of the issues listed below will not produce any material adverse effects on its financial condition.

At March 31, 2010, the amounts of lawsuits of such nature, classified as possible loss, total R$4,071,818 (R$3,842,217 at December 31, 2009), which refer to administrative and judicial claims in connection with the following taxes: ICMS, PIS, COFINS, ISS, IRPJ, IRRF, CSLL, IOF, CPMF, FUST, FUNTTEL, FISTEL and Contribution for Boosting Public Broadcasting (EBC) and Social Contributions. Relevant lawsuits filed in this quarter refer to the same matters already in course at December 31, 2009.

At July 02, 2002, a delinquency notice was issued against Telemig by the National Social Security Institute (INSS) relating to the joint and several liability for the payment of the contribution to the INSS of service providers and the 11% withholding provided for in Law no. 9711/98. Although this is a case with possible chance of loss, at March 31, 2010 and December 31, 2009 Telemig held a provision in the amount of R$3,547 in order to cover eventual losses arising out of the referred delinquency notice, based on the opinion of its legal counsels. The proceedings are awaiting decision in the administrative sphere.

16.3.2. Civil Proceedings

Civil proceedings include civil claims, on several levels, and as previously shown, a provision considered sufficient to cover probable losses in those proceedings was accounted for.

a) Consumers

The Company and its subsidiaries are facing several legal proceedings filed by individual consumers or by civil associations representing the rights of consumers who claim non-fulfillment of services and/or products sold. On an individual basis, none of those proceedings is considered relevant.

At March 31, 2010, based on the opinion of its external legal advisors, R$146,658 (R$145,756 at December 31, 2009) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

On the same date, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$502,822 (R$492,819 at December 31, 2009).

b) Regulatory

The subsidiaries are facing several administrative proceedings filed by ANATEL relating to noncompliance with the Regulation regarding the SMP. At December 31, 2009 R$15,195 (R$17,464 at December 31, 2009) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

On the same date, the sum of the amounts under discussion of the proceedings of such nature and whose possible loss is expected totaled R$5,064 (R$7,570 at December 31, 2009).

c) Other Cases

They refer to proceedings of other natures, all of them relating to the regular business course. At March 31, 2010, based on the opinion of its external legal advisors, R$4,778 (R$4,734 at December 31, 2009) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

On the same date, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$30,294 (R$41,783 at December 31, 2009).

16.3.3 Labor Claims

They include several labor claims, and as previously shown, a provision considered sufficient to cover probable losses in those proceedings was accounted for.

At March 31, 2010, the sum of the amounts under discussion, on several levels, of the proceedings of such nature and whose possible loss is expected totaled R$203,254 (R$205,501 at December 31, 2009).

16.4) Guarantees

At March 31, 2010, the Company posted guarantees to proceedings of a tax, civil and labor nature, as follows:

Process	Property and Equipment (note 11)	Escrow Deposits (note 7)	Letter Guarantee	Total
Tax	63,940	3,547	293,629	361,116
Civil and labors	18,402	109,811	11,050	139,263
Total	82,342	113,358	304,679	500,379

In addition to the above mentioned guarantees, at March 31, 2010, the Company and its subsidiaries had amounts recorded as guarantee of lawsuits (blocked deposits in court) totaling R$56,024 (R$53,979 at December 31, 2009), note 7.

16.5) Tax Audits

According to the current Brazilian law, federal, state and municipal taxes and payroll charges are subject to review by the proper authorities for periods ranging from 5 to 30 years.

17. OTHER LIABILITIES

	Company		Consolidated
				12.31.09
	03.31.10	12.31.09	03.31.10	Resubmitted
Prepaid services to be rendered (a)	-	-	497,975	559,116
Reverse stock split (b)	190,290	190,489	246,698	246,930
Provision for disposal of assets (C)	-	-	163,753	153,739
Provision fidelity program	-	-	70,301	65,591
Provision for post-employment benefit plans	-	-	19,329	18,171
Liabilities with intercompany	291	327	1,407	1,180
Others	471	471	3,034	3,638
Total	191,052	191,287	1,002,497	1,048,365

Current	190,716	190,951	785,442	840,910
Noncurrent	336	336	217,055	207,455

a) They refer to the amounts of recharge of prepaid customers and multi-element revenue contracts, both being appropriated to the income to the extent of the consumption of the services and deferral of the amounts of donation of network equipment, according to their respective useful life (note 2).

b) They refer to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiaries.

c) They refer to the costs to be incurred in connection with the eventual need of giving back the sites (locations for installation of Radio Base Stations – RBS of the subsidiaries) to their owners in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

Following are the changes in the consolidated provisions referring to the table above:

	Provision for disposal of assets	Provision fidelity program	Provision for post-employment benefit plans
Balance at beginning of year	183,387	117,590	12,620
Provisions recorded, net of reversals	4,923	(3,916)	418
Monetary variation	811	-	-
Balance at 03. 31. 2009	189,121	113,674	13,038
Provisions recorded, net of reversals	(9,865)	(48,083)	(1,128)
Monetary variation	(25,517)	-	-
Actuarial gains and losses, net	-	-	15,551
Adjustments limits on surplus plans	-	-	(9,290)
Balance at 12. 31. 2009	153,739	65,591	18,171
Provisions recorded, net of reversals	6,706	4,710	1,158
Monetary variation	3,308	-	-
Balance at 03. 31. 2010	163,753	70,301	19,329

18. SHAREHOLDERS’ EQUITY

a) Capital Stock

Pursuant to the Articles of Incorporation, the Company may increase its capital stock up to the limit of seven hundred and fifty million (750,000,000) shares (authorized capital), either common or preferred, regardless of the amendment to the articles of incorporation, with the Board of Directors being the competent body to decide on the increase and the consequent issue of new shares up to the referred limit.

At March 31, 2010 and at December 31, 2009, the subscribed and paid-up capital stock of the Company was R$8,780,150, represented by shares with no face value, distributed among the shareholders as follows:

Number of shares
Capital stock
Common	137,269,188
Preferred	263,444,639
Total	400,713,827
Treasury shares
Preferred	(1,123,725)
Total	(1,123,725)
Shares outstanding
Common	137,269,188
Preferred	262,320,914
Total	399,590,102

b) Premium on the acquisition of minority interest

Pursuant to the Brazilian accounting practices prior to CPC 15, a premium was recorded at the time of the acquisition of shares for prices above their book value, generated by the difference between the book value of the shares purchased and the fair value of the transaction. After the adoption of CPC 15, the transition date of which is January 01, 2009, the effects of all the transactions of acquisition of shares held by minority shareholders started being recorded in the shareholders’ equity where there is no change in the shareholding control. Consequently, such transactions do not generate any premium or results now and the premium previously generated in the acquisitions from minority shareholders, including expenses capitalized in the process, were adjusted towards the shareholders’ equity of the Company, in the amount of R$1,749,650, according to the transactions described below:

• The amount of R$1,258,853, referring to the premium generated from the merger of shares (exchange of shares) of Telemig, Telemig Participações and Vivo Participações and the capitalized expenses relating to such process.

• The amount of R$490,797, referring to the premium generated in the process of acquisition of minority interest of Tele Centro Oeste Celular Participações S.A., in 2004 and 2005. As permitted in the Brazilian law, before the adoption of CPC 15 such goodwill was amortized until December 31, 2007.

c) Capital Reserves

c.1) Premium Reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date.

c.2) Special Premium Reserve

This reserve was booked as a result of the corporate reorganization processes described in note 6.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder, with the issue of new shares. The capital increase is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class of share, at the time of the issue, with the amounts paid upon the exercise of such right to be directly delivered to the controlling shareholder, pursuant to the provisions in CVM Instruction no. 319/99.

With the capitalization effected in the first quarter of 2009, all the amount of tax benefit was capitalized to the benefit of the controlling shareholders; consequently, there will not be further capitalization relating to such specific tax benefits in the future.

c.3) Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years. The balance recorded by the Company was originated from the merger of Tele Centro Oeste Celular Participações S.A., occurred on February 22, 2006.

d) Profit Reserves

d.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76.

d.2) Reserve for Expansion

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained profits account. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d.3) Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 occurred in that company.

e) Retained Earnings

As described in note 2, the adjustments to the balances at the transition date, for compliance with the CPCs issued during fiscal year 2009, applicable as from 2010, were appropriated to this item, totaling the amount of R$344,370.

Pursuant to a change introduced by Law no. 11.638/07, the net profit for the year shall be fully allocated in conformity with the provisions set forth in articles 193 to 197 of Law no. 6.404/76.

f) Dividends and Interest on Own Capital

The preferred shares do not have voting rights, except in the cases provided for in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to share the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporation law, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

f.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s shares, or;

f.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to share the distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

Because the interest on own capital added to the amounts of the per share dividends, as decided in the General Shareholders’ Meeting held on March 19, 2009, total the minimum mandatory value, as from December 02, 2009, starting date for payment of the dividends for fiscal year 2008, the holders of preferred shares are no longer entitled to full vote right.

At December 31, 2009 (before the adoption of the new pronouncements issued by the CPC, note 2), the proposed dividends were calculated as follows:

12.31.09
Net income	871,394
Appropriation to legal reserve	(43,569)
Adjusted net income	827,825
Minimum dividend (25% on adjusted net income)	206,956

Interest on shareholders’ equity: (gross), approved in AGE at 12.15.09	104,136
Withholding income tax	(15,620)
Interest on shareholders’ equity (net)	88,516

Proposed dividend	723,689
Proposed additional dividend	6,676
Proposed dividend and interest on shareholders’ equity	818,881
Mandatory minimum dividends	(206,956)
Additional dividend to distribuition	611,925

The amount of R$611,925, referring to supplementary dividends to be distributed, was posted to the shareholders’ equity, in the “proposed supplementary dividends” account, as determined in ICPC 08, and shall be actually allocated after approval by the General Shareholders’ Meeting to be held in the 1st semester of 2010 (note 33).

Interest on own capital and dividends not claimed by the shareholders are forfeited in 3 (three) years from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

g) Other comprehensive income

The amount of R$138,778, recorded as other comprehensive income, refers to the adjustment arising out of the post-employment benefit plans (note 27).

19. NET OPERATING REVENUE

	Consolidated
		12.31.09
	03.31.10	Resubmitted
Franchise and use	2,636,281	2,617,008
Interconnection	1,562,759	1,584,124
Data and value-added services	1,037,303	652,417
Other services	57,932	54,145
Gross revenue from service	5,294,275	4,907,694
Value-added tax on services (ICMS)	(926,626)	(839,405)
Discounts granted	(238,764)	(172,929)
PIS and COFINS	(197,526)	(180,165)
ISS	(1,867)	(2,321)
Net operating income from services	3,929,492	3,712,874

Gross income from handsets and accessories	709,221	707,285
Discounts granted	(267,228)	(231,546)
Value-added tax on services (ICMS)	(70,609)	(71,048)
PIS and COFINS	(38,537)	(40,627)
Returns of goods	(29,114)	(36,587)
Net operating income from sale of handsets and accessories	303,733	327,477

Total net operating income	4,233,225	4,040,351

There was not any customer who has contributed more than 10% of the gross operating revenue for the three-month periods ended March 31, 2010 and 2009.

All the amounts comprised in the Company’s consolidated net revenues make up the base for income and social contribution taxes calculation.

20. COST OF GOODS SOLD AND SERVICES RENDERED

	Consolidated
		03.31.09
	03.31.10	Resubmitted
Interconnection	(671,875)	(547,499)
Depreciation	(539,178)	(465,266)
Taxes and contributions	(251,761)	(187,699)
Outside services	(169,644)	(134,539)
Amortization	(116,502)	(91,166)
Rent, insurance and condominium fees	(96,266)	(83,438)
Leased lines	(84,371)	(79,997)
Personnel	(31,994)	(36,834)
Other consumables	(7,159)	(19,924)
Cost of services rendered	(1,968,750)	(1,646,362)
Cost of goods sold	(433,280)	(612,088)
Total	(2,402,030)	(2,258,450)

21. SELLING EXPENSES

	Consolidated
	03.31.10	03.31.09
		Resubmitted
Outsourced services	(543,629)	(444,066)
Depreciation	(113,036)	(108,611)
Advertising	(106,648)	(95,186)
Costumer loyalty and donations	(109,368)	(100,113)
Personnel	(130,784)	(94,330)
Allowance for doubtful accounts	(42,389)	(77,573)
Amortization	(22,210)	(22,619)
Rent, insurance and condominium expenses fees	(18,423)	(17,151)
Other supplies	(25,538)	(29,354)
Total	(1,112,025)	(989,003)

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated
	03.31.10	03.31.09
		Resubmitted
Outsourced services	(123,038)	(124,928)
Personnel	(80,958)	(79,250)
Amortization	(52,985)	(57,521)
Depreciation	(27,422)	(49,985)
Rent, insurance and condominium fees	(21,723)	(21,958)
Other supplies	(9,215)	(14,513)
Total	(315,341)	(348,155)

23. OTHER OPERATING REVENUE (EXPENSES), NET

	Consolidated
	03.31.10	03.31.09
		Resubmitted
Recovered expenses	729	6,135
Fines	40,187	28,205
Shared infrastructure - EILD (*)	40,731	25,100
Rental properties	4,583	3,892
Provision for contingencies, net	(32,363)	(35,682)
FUST	(21,468)	(20,389)
PIS e COFINS	(6,876)	(15,508)
ICMS on other expenses	(15,412)	(12,598)
FUNTTEL	(10,734)	(10,216)
Other taxes, fees and mandatory contributions	(6,388)	(3,130)
Sale and provision for lost on asset	(260)	(234)
Other	5,807	21,452
Other operating expenses, net	(1,464)	(12,973)

(*) As described in note 2, the amounts of infrastructure swap revenues are not stated as revenues or costs. The corresponding amounts for the three-month periods ended at March 31, 2010 and 2009 were R$3,567 and R$1,234, respectively.

24. FINANCIAL EXPENSES, NET

	Company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
		Resubmitted		Resubmitted
Financial income:
Income from financial transactions	1,012	5,472	25,401	64,118
Other income from financial operations	10,097	10,908	83,793	21,402
Total	11,109	16,380	109,194	85,520

Financial expenses:
Loans, financing and debentures	(41,927)	(71,503)	(101,145)	(144,297)
Derivative transactions	1,173	(132)	(4,573)	(30,966)
Discounts granted	-	-	(4,775)	(8,329)
Charges 3G licenses	-	-	-	(40,773)
Other financial transactions	(262)	(1,293)	(51,395)	(11,706)
Total	(41,016)	(72,928)	(161,888)	(236,071)

Monetary and exchange variations:
Derivative transactions	8	-	17,264	(116,861)
Loans and financing	(717)	-	(19,369)	115,531
Suppliers and other transations	-	-	(4,307)	730
Total	(709)	-	(6,412)	(600)

Effects of Fair Value and Adjustments of the present value:
Loans and financing	(1,245)	-	(8,645)	(57,616)
Derivative transactions	1,509	(3,626)	8,303	42,428
Other operations	-	-	1,175	1,454
Total	264	(3,626)	833	(13,734)

Financial expenses, net	(30,352)	(60,174)	(58,273)	(164,885)

25. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. The deferred taxes are recognized on the temporary differences and tax loss and negative base of the social contribution, as mentioned in Note 6. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	03.31.10	03.31.09
		Resubmitted
Income and social contribution tax on goodwill amortization	(40,801)	(108,751)
Income and social contribution tax	(108,304)	(69,360)
Deferred income and social contribution tax	(3,130)	57,871
Total	(152,235)	(120,240)

The table below presents a reconciliation of the expense with income taxes stated, eliminating the effects of the tax benefit arising out of the premium, and the amounts calculated by application of the official rates combined to a rate of 34%:

	Company		Consolidated
	03.31.10	03.31.09	03.31.10	03.31.09
		Resubmitted		Resubmitted
Income before taxes	211,771	131,791	344,092	266,885

Tax credit at combined statutory rate (34%)	(72,002)	(44,809)	(116,991)	(90,740)

Permanent additions (exclusions):
Grants received by subsidiarys, fines, souvenirs, pension plans and write-off of inventory	-	-	(7,515)	(8,174)
Income Tax Adjustments	-	-	4,387	(2,371)
Equity pick-up	84,435	66,947	-	-
Other additions (exclusions)	15,398	3,606	15,398	5,557
Unrecognized tax loss	(47,745)	(24,512)	(47,514)	(24,512)
Tax credit (debt)	(19,914)	1,232	(152,235)	(120,240)

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

The Company and its subsidiaries have entered into transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The Company’s and its subsidiaries’ financial instruments are presented in compliance with CVM Resolution no. 604, dated November 19, 2009, which approved Technical Pronouncements CPCs 38, 39 and 40, and with CVM Instruction 475, dated December 17, 2008.

The Company and its subsidiaries have proceeded to the evaluation of their financial assets and liabilities against market values, using the available information and proper evaluation methodologies. However, the interpretation of market data and the selection of evaluation methods require considerable discretion and estimates in order to calculate the most adequate realization value. In consequence, the estimates presented do not necessarily indicate the amounts realizable in the current market. The use of different market hypothesis and/or methodologies may have a material effect on the estimated realization values.

a) General considerations

At March 31, 2010 and at December 31, 2009, the main financial instruments, and their respective values by category, are as follows:

	Company
	03.31.10			12.31.09 - Resubmitted
	Fair value through results	Amortizated cost	Total	Fair value through results	Amortizated cost	Total
Assets
Cash and cash equivalents	24,995	-	24,995	257,111	-	257,111
Interest on shareholders' equity and dividends	-	1,079,077	1,079,077	-	246,092	246,092
Deposits and blockages escrow	-	7,150		-	6,999
Derivative contracts	9,220	-	9,220	8,208	-	8,208
Other assets		1,458	1,458		883	883
Liabilities			-			-
Payroll and related accruals	-	576	576	-	393	393
Trade accounts payable	-	2,455	2,455	-	2,345	2,345
Taxes payable	-	1,481	1,481	-	36,609	36,609
Debentures and promissory note	-	1,880,919	1,880,919	-	2,069,865	2,069,865
Interest on shareholders’ equity and dividends	-	242,919	242,919	-	319,287	319,287
Derivative contracts	11,478	-	11,478	12,854	-	12,854
Other liabilities	-	191,052	191,052	-	191,287	191,287

	Consolidated
	03.31.10			12.31.09 - Resubmitted
	Fair value through results	Amortizated cost	Total	Fair value through results	Amortizated cost	Total
Assets
Cash and cash equivalents	805,856	-	805,856	1,258,574	-	1,258,574
Short-term investments pledged as collateral	87,677	-	87,677	90,541	-	90,541
Trade accounts receivable, net	-	2,554,353	2,554,353	-	2,546,806	2,546,806
Deposits and blockages escrow	-	1,047,463	1,047,463	-	809,902	809,902
Derivative contracts	150,480	-	150,480	151,760	-	151,760
Other assets		162,003	162,003	-	173,955	173,955
Liabilities
Payroll and related accruals	-	156,099	156,099	-	161,366	161,366
Trade accounts payable	-	2,728,014	2,728,014	-	3,053,587	3,053,587
Taxes payable	-	1,862,827	1,862,827	-	1,718,326	1,718,326
Loans and financing	780,110	2,081,333	2,861,443	932,824	2,062,205	2,995,029
Debentures and promissory note	-	1,941,805	1,941,805	-	2,129,465	2,129,465
Interest on shareholders’ equity and dividends	-	246,065	246,065	-	322,433	322,433
Derivative contracts	143,014	-	143,014	162,388	-	162,388
Other liabilities	-	1,002,497	1,002,497	-	1,048,365	1,048,365

b) Considerations on risk factors which may affect the Company’s and its subsidiaries’ business

The main market risks to which the Company and its subsidiaries are exposed in the conduct of their activities are:

b.1) Liquidity Risk

The liquidity risks consist of the Company and its subsidiaries eventually lacking of sufficient funds for meeting their commitments due to the different currencies and settlement terms of their rights and obligations.

The Company and its subsidiaries structure the maturity dates of the non-derivative financial agreements, as shown in note 15, and of their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the liquidity and of the cash flow of the Company and of its subsidiaries is daily monitored by the Company’s Management, in such way as to ensure that the operating cash generation and the previous fund raising, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks to the Company and its subsidiaries.

b.2) Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable by its customers for the telecommunication services rendered to them and the sales of handsets to the distributors network.

The Company and its subsidiaries are also subject to the credit risk related to their financial investments and accounts receivable for swap transactions.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid handsets. The customer base of its subsidiaries has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

In relation to the credit risk in connection with the financial institutions, the Company and its subsidiaries act in such a manner as to diversify this exposure among various world-class financial institutions.

b.3) Interest Rate and Inflation Risk

The interest rate risk arises out of the portion of the debt referenced to the CDI rate and of the liability positions in derivatives (exchange hedge and IPCA) contracted at floating rates, which may have a negative effect on the financial expenses in case of an unfavorable change in the interest rates. The balance of financial investments, indexed at the CDI rate, partially offsets such effect.

The debt to the BNDES is indexed to the TJLP rate. In July 2009, a reduction in the rate to 6.00% per year was announced, with a positive impact on such portion of the debt. Until March 31, 2010 the rate remained at 6.00% per year.

The inflation rate risk arises out of the debentures of Telemig Celular, indexed to the IPCA, which may negatively affect the financial expenses in case of an unfavorable change in such index.

In order to reduce the exposure to the local variable interest rate (CDI), the Company and its subsidiaries invest the cash surplus of R$782,790, mainly, in short term financial investments (Bank Deposit Certificates) indexed to the CDI rate.

b.4) Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the liabilities and expenses arising out of loans and purchase commitments in foreign currency.

The Company and its subsidiaries have contracted financial derivative transactions (exchange hedge) so as to protect themselves against exchange rate fluctuations arising out of foreign currency loans. The instruments used were swap contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor at March 31, 2010 and at December 31, 2009:

	Consolidated
	03.31.10		12.31.09
	US$	¥	US$	¥
Loans and financing	(423,016)	(1,411,865)	(419,584)	(1,404,398)
Loans and financing - UMBNDES (*)	(2,108)	-	(2,485)	-
Derivative instruments	424,238	1,411,865	421,070	1,404,398
Total (insufficient coverage)	(886)	-	(999)	-

(*) UMBNDES is a monetary unit prepared by the BNDES, made-up of a foreign currencies basket, the main currency being the North-American Dollar, for which reason the Company and its subsidiaries consider it upon reviewing the risk coverage related to the exchange rate fluctuations.

In addition to the amounts informed above, Vivo records non-financial liabilities in foreign currency referring to other obligations to its suppliers. At March 31, 2010 and at December 31, 2009 the balances of other liabilities in foreign currency were US$32,925 thousand and €11,961 thousand.

c) Transactions with Derivatives

The Company and Vivo entered into swap contracts in foreign currency at several exchange rates, in notional amounts at March 31, 2010 of US$415,441 thousand, and JPY 1,338,853, (US$415,637 thousand, and JPY 1,338,853 thousand at December 31, 2009). At March 31, 2010, the Company and Vivo had no interest rate swap contracts indexed to the IGPM rate (notional amount of R$110,000 at December 31, 2009).

At October 15, 2009, a swap contract was entered into, which was indexed to the IPCA as for assets, and to the CDI, as for liabilities, in the notional amount of R$72,000, in order to cover the exposure of the flows of the 3rd series of the 4th Issue of debentures to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

As required by Law no. 11,638/07, the Company and Vivo started applying CPC 14 (amended by CPCs 38, 39 and 40) since the transition date on January 01, 2007. CPC 14, as well as CPCs 38, 29 and 40, must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the income statement, save in case of compliance with specific criteria such as hedge accounting.

The derivative financial instruments intended for hedge and the respective items subject matter of hedge are monthly adjusted to the fair value, with due regard to the following: for those financial instruments classified as fair value hedge and evaluated as effective, the valuation or devaluation of the fair value of the item which is the hedge instrument and of the item subject matter of hedge must be recorded as a counter-entry to a proper revenue or expense account, in the income of the year.

The Company and Vivo calculate the effectiveness of these hedges on a continuous basis (at least quarterly) and, at March 31, 2010, the contracted hedges showed to be effective in relation to the debts subject matter of such coverage. As long as these derivative contracts are identified as hedge accounting according to CPC 14, the covered debt is also adjusted to the fair value in conformity with the fair value hedge rules.

The CVM, by Resolution no. 550, issued on October 17, 2008, and by Instruction no. 475, issued on December 17, 2008, provided for that publicly-held companies are required to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, either recognized or not as assets or liabilities in their balance sheet.

d) Risk Management Policy

All contracting of derivative financial instruments of the Company and of Vivo is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of financial debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 99.8% of the financial exchange liabilities are hedged.

The Company and Vivo keep internal controls in relation to their derivative instruments which, in the opinion of the Management, are adequate for controlling risks associated to each strategy of market action. The results obtained by the Company and by Vivo in relation to their derivative financial instruments show that the Management has properly managed risks.

e)  Fair values of the derivative financial instruments

The valuation method used for calculating the market value of the loans, financing, debentures and derivatives was the discounted cash flow, considering expectancy of settlement or receipt of liabilities and assets at the market rates prevailing at March 31, 2010.

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI rates for swaps disclosed by the BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at March 31, 2010 and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

			Notional		Fair Value		Cumulative effect
							Amount receivable (payable)
	Description		03.31.10	12.31.09	03.31.10	12.31.09	03.31.10	12.31.09
	"Swap" of contract

	Asset position
(1)	Foreign currency		727,453	728,040	782,478	759,581	166,296	158,117
	Abn Amro	USD	78,079	78,079	97,901	95,327	3,690	3,026
	Banco do Brasil	JPY	22,225	22,225	26,910	26,415	-	-
	Citibank	USD	181,230	181,230	182,578	174,296	37,879	36,070
	JP Morgan	USD	443,207	443,207	472,721	460,769	124,727	119,021
	Votorantim	USD	2,712	3,299	2,368	2,774	-	-

(2)	Inflation Rate		72,000	182,000	78,980	250,927	11,897	24,948
	Unibanco	IGPM	-	110,000	-	176,016	-	14,357
	Itaú	IPCA	72,000	72,000	78,980	74,911	11,897	10,591
						-
	Liabilities position
	Post Rate (CDI)		(727,453)	(728,040)	(747,717)	(750,997)	131,536	149,534
	Abn Amro	CDI	(78,079)	(78,079)	(94,211)	(92,301)	-	-
	Banco do Brasil	CDI	(22,225)	(22,225)	(27,952)	(27,453)	1,042	1,038
	Citibank	CDI	(181,230)	(181,230)	(181,611)	(177,852)	36,912	39,626
	JP Morgan	CDI	(443,207)	(443,207)	(438,408)	(446,791)	90,415	105,043
	Votorantim	CDI	(2,712)	(3,299)	(5,535)	(6,600)	3,167	3,827

	Post Rate (CDI)		(72,000)	(182,000)	(78,562)	(238,833)	11,478	12,854
	Unibanco	CDI	-	(110,000)	-	(161,659)	-	-
	Itaú	CDI	(72,000)	(72,000)	(78,562)	(77,174)	11,478	12,854

				Asset position			178,193	183,065
				Provision withholding income tax			(27,713)	(31,305)
				Liabilities position			(143,014)	(162,388)
				Amount receivable (payable), net of withholding tax			7,466	(10,628)

(1)  Foreign currency swap x CDI (R$782,478) – swap transactions contracted with maturity dates until 2015, for protection against exchange variation risk in financing transactions in foreign currency (book value of R$784,054).

(2)   Swap IPCA x CDI percentage (R$78,980) – swap transactions contracted with maturity dates until 2014 with the purpose of protecting the flow identical to the debentures’ (4th issue – 3rd series) indexed to the IPCA (book value of R$78,980).

At March 31, 2010, the Company and Vivo recorded balances in assets (net of IRRF – withholding income tax) in the amount of R$150,480 (R$151,760 at December 31, 2009) and in liabilities in the amount of R$143,014 (R$162,388 at December 31, 2009), stated in the financial statements in order to reflect the derivatives positions.

Gains and losses in the three-month period ended on March 31, 2010, grouped by contracts executed, were recorded in the income accounts (note 24), as required in CVM Resolution 550/08.

Below is a breakdown of the maturity dates of the amounts (payable) and receivable arising out of swap contracts at March 31, 2010:

Description
"Swap" of contract	Maturity				Amount receivable (payable) 03.31.10
	2011	2012	2013	2014 and after
Foreign currency x CDI
Abn Amro	3,690	-	-	-	3,690
Banco do Brasil	-	(1,042)	-	-	(1,042)
Citibank	(7,814)	(10,329)	(8,783)	27,893	967
JP Morgan	(9,284)	(25,101)	(22,727)	91,424	34,312
Votorantim	(1,904)	(1,263)	-	-	(3,167)
Total	(15,312)	(37,735)	(31,510)	119,317	34,760

IPCA x CDI
Itaú	(2,060)	(3,661)	(3,234)	9,374	419
Total	(2,060)	(3,661)	(3,234)	9,374	419

Total	(17,372)	(41,396)	(34,744)	128,691

		Asset Position			39,388
		Liabilities Position			(4,209)
		Balance before withholding income tax			35,179
		Provision withholding income tax			(27,713)
		Balance sheet adjustments			7,466

f) Analysis of sensibility to the risk variables of the Company and its subsidiaries

CVM Instruction 475, dated December 17, 2008, provides for that publicly-held companies are required to disclose a statement of sensibility analysis for each type of market risk deemed by the management to be material, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

In compliance with the provisions above, each of the transactions with financial derivatives was evaluated considering a probable realization scenario and two scenarios which may generate adverse results to the Company and to Vivo.

In the probable scenario, the premise of realizing what the market has been signalizing in the future market curves (currency and interest) of the BM&F Bovespa was considered. Thus, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For the adverse scenarios, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the Company and Vivo have only derivative instruments for hedging their financial debt, changes in the scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. At March 31, 2010, for these transactions, the Company and Vivo stated the balance of the subject matter (debt) and of the derivative financial instrument (hedge) in separate lines of the sensibility analysis table, in order to inform on the net exposure of the Company and of Vivo, in each of the three mentioned scenarios, as shown below:

Operation	Risk	Probable	Deterioration 25%	Deterioration 50%

Hedge (Asset position)	Derivatives (Risk reduction USD)	755,568	982,468	1,227,386
Debt in USD	Debt (Risk increase USD)	(757,322)	(984,617)	(1,229,934)
	Net expousure	(1,754)	(2,149)	(2,548)

Hedge (Asset position)	Derivatives (Risk reduction JPY)	26,910	33,663	40,428
Debt in JPY	Debt (Risk increase JPY)	(26,910)	(33,663)	(40,428)
	Net expousure	-	-	-

Hedge (Asset position)	Derivatives (Risk reduction IPCA)	78,980	83,746	88,836
Debt in IPCA	Debt (Risk increase IPCA)	(78,980)	(83,746)	(88,836)
	Net expousure	-	-	-

Hedge ( CDI Liability position)	Derivatives (Risk increase CDI)	(826,279)	(898,056)	(968,417)
	Net expousure	(826,279)	(898,056)	(968,417)

	Net exposure in each scenario	(828,033)	(900,205)	(970,965)

	Net effect of change in fair value		(72,172)	(142,932)

Sensibility Analysis – Net Exposure

Risk Variable	Scenario I	Scenario II	Scenario III
USD	1.781	2.2263	2.6715
JPY	0.0191	0.0238	0.0286
IPCA	4.83%	6.04%	9.06%
CDI	8.59%	10.74%	12.89%

The net exposure in CDI shown in the sensibility analysis does not reflect all the exposure of the Company and of Vivo to the local interest rate, once, as mentioned before, the Company and Vivo have debts indexed to the CDI, which has a natural hedge, and has short term financial investments based on the variation of the CDI (R$782,790 at March 31, 2010).

For calculation of the net exposure, all the derivatives were considered at their fair value, as well as the associated debts (hedged elements).

The fair values, shown in the table above, depart from a portfolio position at March 31, 2010, however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the Company and by Vivo. The use of different premises may significantly affect the estimates.

27. POST-EMPLOYMENT BENEFIT PLANS

The table below describes the plans which the Company and its subsidiaries sponsor with the respective types of benefits.

Plan	Type (1)	Entity	Sponsor
PBS-A	DB	Sistel	Vivo and Telemig, jointly with other telecommunication companies originated from the privatization of the Telebrás.
PAMA	DB	Sistel	Vivo and Telemig, jointly with other telecommunication companies originated from the privatization of the Telebrás.
PBS	DB	VisãoPrev	Vivo, Telemig and Vivo Participações
VIVO PREV	Hybrid	VisãoPrev	Vivo
TCOPREV	Hybrid	VisãoPrev	Vivo
VISÃO	Hybrid	VisãoPrev	Vivo
CELPREV	Hybrid	Sistel	Telemig and Vivo Participações

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions as published for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) TCP Prev and TCO Prev Plans; and v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The PBS-A and PAMA plans are managed by Fundação SISTEL de Seguridade Social – SISTEL.

Vivo sponsors the Vivo-Prev plan, which is an individual plan of defined contribution, managed by Visão Prev. Vivo’s contributions to this plan are equal to the participants’ contributions, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

Vivo, through its actuarial consultants, has prepared studies considering the impact of ordinary action no. 04/081.668-0, brought by ASTEL against Fundação Sistel de Seguridade Social, in which Telefonica and Telesp Celular (a company that was merged into Vivo) are mentioned, in addition to SISTEL, which action is related to the change in the costing system and review of other PAMA benefits. Based on the opinion of its tax consultants, the Management believes that at this time there is no payment risk, and at March 31, 2010 the chance of loss was classified as possible. At March 31, 2010 the amount in question was R$1,613 (R$1,517 at December 31, 2009).

Telemig individually sponsors a defined retirement benefits plan - Plano PBS Telemig. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and to their dependents, at shared cost.

Telemig also sponsors the CelPrev, a defined contribution plan. Three types of contributions may be made by the participant, namely: (a) basic regular contribution: variable percentage from 0% to 2% of his/her participation wage; (b) additional regular contribution: variable percentage from 0% to 6% of the portion of his/her participation wage that exceeds 10 Standard Reference Units of the Plan; and (c) voluntary contribution: percentage to be freely chosen by the participant and applied on his/her participation wage. Four types of contributions may be made by the sponsor, namely: (a) basic regular contribution: contribution equal to the participant’s basic regular contribution, after deduction of the contribution for defraying the cost of the sickness allowance benefit and the contribution for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s additional regular contribution, deducted by the administrative expense; (c) eventual contribution: voluntary contribution, at such frequency as may be determined by the sponsor; and (d) special contribution: contribution exclusively intended to those sponsor’s employees who are not members of the PBS plan and who were admitted in the plan within 90 days after the effective date of the CelPrev.

All revenues and expenses relating to the defined benefit plans and to the hybrid benefit plans, such as employer’s contributions, current service costs, interest cost and expected return on the assets of the plans are directly recognized in the income of the Company.

The actuarial gains and losses referring to the defined benefit plans and hybrid benefit plans, in addition to the limits on surplus recoverability due to refunds or reduction in future contributions, are being immediately recognized as other comprehensive income, not generating any impact on the operating profit of the Company.

Actuarial provisions relating to the plans mentioned above are recorded in "Other liabilities" (Note 17) or “Prepaid Expenses” (note 8), as applicable.

Following is a breakdown of the amount recorded as net actuarial liability (asset) held by the Company for the defined benefit retirement plans and retired employees medical assistance plans at March 31, 2010 and at December 31, 2009, as well as the other information required in CPC 33  regarding such plans:

	Net actuarial liability (asset)
		12.31.09
	03.31.10	Resubmitted
PAMA (i)	16,037	15,693
PBS	(2,166)	(1,587)
VIVO PREV	3,006	2,190
TCP PREV	(3)	-
TCO PREV	(345)	-
VISÃO	(2,210)	(1,947)
CEL PREV	(49)	-
Total	14,270	14,349

i) This refers to the proportional participation of the company in the assets and liabilities of the multi-sponsored plan – PAMA and PBS-A;

ii) Although the PBS-A plans recorded surplus balances at March 31, 2010, no asset was recognized by the sponsor, due to the absence of perspective for use of such surplus for payment of future contributions.

a) changes to the present value of the defined benefit obligations:

Plan	Actuarial liabilities as of 12.31. 2009 - Resubmitted	Cost of current service	Cost of Interest	Actuarial liabilities as of 03.31.10
PBS-A	21,649	-		21,649
PAMA	21,809	35	427	22,271
PBS	106,693	193	1,941	108,827
VIVO PREV	23,543	855	539	24,937
TCPPREV	289	6	6	301
TCOPREV	22,586	33	539	23,158
VISÃO	295	7	7	309
CELPREV	1,442	24	23	1,489
Total	198,306	1,153	3,482	202,941

Plan	Actuarial liabilities as of 12.31. 2008 - Resubmitted	Cost of current service	Cost of Interest	Participants contributions	Actuarial gains and losses	Benefits paid	Actuarial liabilities as of 12.31.09 - Resubmitted
PBS-A	31,497	-	3,084	-	(11,337)	(1,595)	21,649
PAMA	18,201	171	1,821	-	2,157	(541)	21,809
PBS	98,060	1,023	9,734	512	2,030	(4,666)	106,693
VIVO PREV	16,993	2,496	1,611	32	2,618	(207)	23,543
TCPPREV	519	40	49	42	(361)	-	289
TCOPREV	21,905	67	2,169	15	(1,260)	(310)	22,586
VISÃO	379	33	33	2	(142)	(10)	295
CELPREV	1,364	170	134	36	(224)	(38)	1,442
Total	188,918	4,000	18,635	639	(6,519)	(7,367)	198,306

b) changes to the fair value of the assets of the plans:

Plan	Fair value of assets as of 12.31.2009 - Resubmitted	Expected return on assets	Fair value of assets as of 03.31.2010
PBS-A	(29,488)	-	(29,488)
PAMA	(6,116)	(118)	(6,234)
PBS	(137,862)	(2,713)	(140,575)
VIVO PREV	(21,353)	(578)	(21,931)
TCPPREV	(561)	(15)	(576)
TCOPREV	(34,428)	(917)	(35,345)
VISÃO	(10,208)	(277)	(10,485)
CELPREV	(5,315)	(96)	(5,411)
Total	(245,331)	(4,714)	(250,045)

Plan	Fair value of assets as of 12.31.2008 - Resubmitted	Expected return on assets	Actuarial gains and losses	Sponsor’s contributions	Participants contributions	Benefits paid	Fair value of assets as of 12.31.2009 - Resubmitted
PBS-A	(42,870)	(4,977)	16,764	-	-	1,595	(29,488)
PAMA	(6,348)	(671)	388	(26)	-	541	(6,116)
PBS	(141,149)	(15,634)	14,983	(216)	(512)	4,666	(137,862)
VIVO PREV	(26,747)	(3,075)	11,118	(2,824)	(32)	207	(21,353)
TCPPREV	-	-	(448)	(71)	(42)	-	(561)
TCOPREV	(29,004)	(3,183)	(2,390)	(146)	(15)	310	(34,428)
VISÃO	(5,774)	(644)	(3,758)	(40)	(2)	10	(10,208)
CELPREV	(4,081)	(465)	(735)	(36)	(36)	38	(5,315)
Total	(255,973)	(28,649)	35,922	(3,359)	(639)	7,367	(245,331)

c) Conciliation between the present value of the defined benefit obligation and the fair value of the plan assets, in relation to assets and liabilities recorded in the balance sheet:

	PBS-A	PAMA	PBS	VIVO PREV	TCPPREV	TCOPREV	VISÃO	CELPREV
Present value of benefit plans covered	21,649	22,271	108,827	24,937	301	23,158	260	1,489
Present value of plans assets	(29,488)	(6,234)	(140,575)	(21,931)	(576)	(35,345)	(10,485)	(5,411)
Deficit (surplus) in benefit plans covered	(7,839)	16,037	(31,748)	3,006	(275)	(12,187)	(10,225)	(3,922)
Present value of benefit plans uncovered	-	-	-	-	-	-	49	-
Limitation on recovery plans in surplus	7,839	-	29,582	-	272	11,842	7,966	3,873
Net (asset) liability at 03.31.10	-	16,037	(2,166)	3,006	(3)	(345)	(2,210)	(49)

Noncurrent asset	-	-	2,403		3	345	2,259	49
Noncurrent liability	-	16,037	237	3,006	-	-	49	-

	PBS-A	PAMA	PBS	VIVO PREV	TCPPREV	TCOPREV	VISÃO	CELPREV
Present value of benefit plans covered	21,649	21,809	106,693	23,543	289	22,586	248	1,442
Present value of plans assets	(29,488)	(6,116)	(137,862)	(21,353)	(561)	(34,428)	(10,208)	(5,315)
Deficit (surplus) in benefit plans covered	(7,839)	15,693	(31,169)	2,190	(272)	(11,842)	(9,960)	(3,873)
Present value of benefit plans uncovered	-	-	-	-	-	-	47	-
Limitation on recovery plans in surplus	7,839	-	29,582	-	272	11,842	7,966	3,873
Net (asset) liability at 12.31.09	-	15,693	(1,587)	2,190	-	-	(1,947)	-

Noncurrent asset	-	-	1,828	-	-	-	1,994	-
Noncurrent liability	-	15,693	241	2,190	-	-	47	-

d) Expenses and revenues recorded in the income statement:

Plan		Cost of current service	Cost of interest	Expected return on assets	Expenses (income) in 2010
PAMA		35	427	(118)	344
PBS		193	1,941	(2,713)	(579)
VIVO PREV		855	539	(578)	816
TCPPREV		6	6	(15)	(3)
TCOPREV		33	539	(917)	(345)
VISÃO		7	7	(277)	(263)
CELPREV		24	23	(96)	(49)
Total		1,153	3,482	(4,714)	(79)

Plan	Cost of current service	Cost of interest	Expected return on assets	Sponsor’s contributions	Expenses (income) in 2009
PAMA	171	1,821	(671)	(26)	1,295
PBS	1,023	9,734	(15,634)	(216)	(5,093)
VIVO PREV	2,496	1,611	(3,075)	(2,824)	(1,792)
TCPPREV	40	49	-	(71)	18
TCOPREV	67	2,169	(3,183)	(146)	(1,093)
VISÃO	33	33	(644)	(40)	(618)
CELPREV	170	134	(465)	(36)	(197)
Total	4,000	15,551	(23,672)	(3,359)	(7,480)

e) Amount recorded in other comprehensive income at March 31, 2010 and at December 31, 2009:

Plan	Actuarial gains and losses	Limitador on recovery plans in surplus	Amount recorded in other comprehensive income
PAMA	7,387	-	7,387
PBS	39,021	29,582	68,603
VIVO PREV	4,331	-	4,331
TCPPREV	5,539	272	5,811
TCOPREV	17,187	11,842	29,029
VISÃO	11,768	7,966	19,734
CELPREV	10	3,873	3,883
Total	85,243	53,535	138,778

f) Actual return on the assets of the plans:

Plan	Actual return of plans assets in 2010	Actual return of plans assets in 2009
PBS-A	-	11,787
PAMA	(118)	(283)
PBS	(2,713)	(651)
VIVO PREV	(578)	8,043
TCP Prev	(15)	(448)
TCO Prev	(917)	(5,573)
VISÃO	(277)	(4,402)
CEL PREV	(96)	(1,200)
	(4,714)	7,273

g) Actuarial premises:

Plan	Estimate return rate on plan assets	Rate of future salary growth	Medical costs growth rate	Benefits growth rate	Increase in use of medical services, according to age
PBS-A	9.86%	N/A	N/A	4.60%	N/A
PAMA	9.84%	N/A	7.74%	N/A	4.00%
PBS, except PBS Telemig	10.84%	6.14%	N/A	4.60%	N/A
PBS Telemig	10.51%	6.14%	N/A	4.60%	N/A
VIVO PREV	10.84%	6.79%	N/A	4.60%	N/A
TCP Prev	10.84%	6.79%	N/A	4.60%	N/A
TCO Prev	10.84%	6.79%	N/A	4.60%	N/A
VISÃO	10.84%	6.79%	N/A	4.60%	N/A
CEL PREV	10.88%	6.79%	N/A	4.60%	N/A

In addition to the foregoing premises, other premises that are common to all the plans were adopted, as follows:

  Rate for discount to present value of the actuarial liabilities: 9.83%;
  Inflation rate: 4.60%;
  Turnover Rate: 0.15/years of services + 1, null after 50 years;
  Disability Effectiveness Table: Mercer Disability;
  Mortality Table: AT83, segregated by sex, and
  Disabled Mortality Table: IAPB-57

h) Expected Long-Term Investments Yield

The expected investment yield rates were determined as from the expected long-term profitability and weighted for each category of assets of the benefit plans. The breakdown of the assets of the plans is positioned at September 30, 2009. The allocation goal takes into consideration the expected long term breakdown of the assets in each investment category, in accordance with the investment policy applicable to each plan.

Expected yield rates were suggested for each investment category, based on the long-term projections supplied by Tendências Consultoria and ANDIMA data, among others, as described below:

  Pre-fixed bonds: average rate, weighted by the portfolio value of the LTN’s and NTN-F’s available on the market (source: ANDIMA);
  Exchange securities: SELIC rate, weighted by the exchange variation projected for the next 10 years (source: Tendências);
  Fixed income assets: variation of the average nominal internal interest rate, projected for the next 10 years (source: Tendências);
  Assets referenced to inflation: average rate, weighted by the portfolio of the NTN-B’s and NTN-C’s available on the market (source: ANDIMA);
  Variable income assets: the historic risk premium was adopted, as calculated by the consulting actuarial agent;
  Loans to participants: CDI or the plan’s actuarial goal, whichever is higher;
  Real Properties: the actuarial target of the plan was used by the plan administrator.
VIVO PREV	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	82.59%	82.59%	10.04%
Equity securities	16.18%	16.18%	14.94%
Loans to participants	1.23%	1.23%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.83%

PAMA	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	100.00%	100.00%	9.84%
Equity securities	0.00%	0.00%	N/A
Loans to participants	0.00%	0.00%	N/A
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	9.84%

PBS TCO	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.60%	83.60%	10.04%
Equity securities	16.38%	16.38%	14.94%
Loans to participants	0.02%	0.02%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

PBS TELE SUDESTE CELULAR	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.46%	83.46%	10.04%
Equity securities	16.35%	16.35%	14.94%
Loans to participants	0.19%	0.19%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

PBS TELE LESTE CELULAR	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.62%	83.62%	10.04%
Equity securities	16.38%	16.38%	14.94%
Loans to participants	0.00%	0.00%	N/A
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

PBS TELESP CELULAR	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.25%	83.25%	10.04%
Equity securities	16.30%	16.30%	14.94%
Loans to participants	0.00%	0.00%	9.83%
Real estate	0.45%	0.45%	N/A
Total	100.00%	100.00%	10.84%

PBS TELEMIG CELULAR	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	86.00%	86.00%	9.84%
Equity securities	13.00%	13.00%	14.94%
Loans to participants	1.00%	1.00%	10.88%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.51%

PBS-A	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	75.00%	75.00%	9.84%
Equity securities	9.00%	9.00%	14.94%
Loans to participants	1.00%	1.00%	10.88%
Real estate	4.00%	4.00%	11.69%
Structured investments	11.00%	11.00%	5.09%
Total	100.00%	100.00%	9.86%

TCPPREV	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.42%	83.42%	10.04%
Equity securities	16.34%	16.34%	14.94%
Loans to participants	0.24%	0.24%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

TCOPREV	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.23%	83.23%	10.04%
Equity securities	16.30%	16.30%	14.94%
Loans to participants	0.47%	0.47%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

VISÃO TELERJ CELULAR	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.44%	83.44%	10.04%
Equity securities	16.34%	16.34%	14.94%
Loans to participants	0.22%	0.22%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

VISÃO TELEST CELULAR	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.46%	83.46%	10.04%
Equity securities	16.35%	16.35%	14.94%
Loans to participants	0.19%	0.19%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

VISÃO TELEBAHIA CELULAR	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.19%	83.19%	10.04%
Equity securities	16.30%	16.30%	14.94%
Loans to participants	0.51%	0.51%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

VISÃO TELERGIPE CELULAR	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.51%	83.51%	10.04%
Equity securities	16.35%	16.35%	14.94%
Loans to participants	0.14%	0.14%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

VISÃO CELULAR CRT	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	83.30%	83.30%	10.04%
Equity securities	16.31%	16.31%	14.94%
Loans to participants	0.39%	0.39%	9.83%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.84%

CELPREV TELEMIG CELULAR	Asset Allocation		Estimate Return
	09.30.09	Target
Debt securities	78.00%	78.00%	9.84%
Equity securities	20.00%	20.00%	14.94%
Loans to participants	2.00%	2.00%	10.88%
Real estate	0.00%	0.00%	N/A
Total	100.00%	100.00%	10.88%

i) Effect of an increase of one percentile point and effect of a decrease of one percentile point in the trend rates of the medical costs undertaken for PAMA:

Sensibility for medical premises variation

i. Variation + 1%
    Effect on the current service cost and interest cost                                              426
    Effect on the defined benefit obligation                                                            4.530
ii. Variation - 1%
    Effect on the current service cost and interest cost                                            (334)
    Effect on the defined benefit obligation                                                          (3.536)

28. TRANSACTIONS WITH RELATED PARTIES

28.a) Subsidiaries

The financial statements include financial information related to the subsidiaries (note 10), as follows:

Company	Interest
	03.31.10	12.31.09
Vivo S.A.	100.00%	100.00%
Telemig Celular S.A.	100.00%	100.00%

The transactions between the controlling company and its subsidiaries refer, basically, to payments of dividends and interest on the own capital.

28.b) Terms and conditions of transactions with related parties:

a) Communication via local cellular phone and to long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. It includes roaming services to customers of Telecomunicações Móveis Nacionais – TMN and several companies related to the Telefónica Group in the Company’s network.

b) Technical Assistance: this refers to corporate management consulting services provided by PT SGPS and technical assistance services provided by Telefónica S.A., Telefónica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in the LAIR (Profit Before the Income Tax) and the variation in PN and ON shares, which determine a rate that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for only a fixed percentage on the service revenue. The above referred contracts were terminated on August 04, 2008.

c) Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

d) Telephone assistance and sales promotion services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services. The service was contracted for 12 months, renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f)  Logistics operator, message, motoboy and financial-accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S.A.

h) International roaming services: provided by companies belonging to the Telefónica Group and  Telecomunicações Móveis Nacionais – TMN.

i) Collection services: rendered by Cobros Gestão de Serviços.

j) Lease of data circuits and internet Access services: rendered by Telefonica Empresas do Brasil Ltda and Telefonica International Wholesale Brasil and ATelecom.

k) Property lease and sales of Call Center assets: lease of the owned buildings where the Call Center infrastructure is installed and sales of property, plant & equipment used in the operation of the call center to Mobitel S.A. – Dedic and Atento Brasil S.A.

l) Mobile telephone services: mobile communication services rendered to companies of the Telefónica Group and Portugal Telecom, pursuant to agreements executed between the parties.

m) Purchase of property, plant & equipment: supplied by Telefonica Empresas do Brasil S.A. and Telefonica Engenharia e Segurança do Brasil S.A.

n) Expenses with Vivo brand: amounts due to Vivo Brasil Comunicações Ltda. for maintaining Vivo brand. On November 16, 2009, Vivo Brasil Comunicações Ltda. was merged into Portelcom Participações S.A..

For the transactions above, the prices charged and other commercial conditions are agreed to in contracts between the parties.

We summarize below balances and transactions with related parties:

		Company - 03.31.10
	Nature of	Liabilities		Result
Company	Transation	Current	Noncurrent	Expenses
Telecomunicações de São Paulo - Telesp	c)	168	15	(159)
Vivo S.A.	c)	108	-	-
Total		276	15	(159)

		Company
		12.31.09		03.31.09
	Nature of	Liabilities		Result
Company	Transation	Current	Noncurrent	Expenses
Telecomunicações de São Paulo - Telesp	c)	220	15	-
Vivo S.A.	c)	92	-	-
Telefonica Serviços Empresariais do Brasil Ltda	c)	-	-	(675)
Total		312	15	(675)

		Consolidated - 03.31.10
	Nature of	Assets	Liabilities	Result
Company	Transation	Current	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	381,744	297,957	549,396	(103,103)
Telefonica Móviles Espana S.A.	h)	3,693	1,727	1,180	(2,041)
Portugal Telecom Inovação do Brasil Ltda	l) / e)	8	21,508	8	(5,805)
Telecomuncações Móveis Nacionais - TMN	h)	1,745	160	767	(178)
Telefonica Serviços Empresariais do Brasil Ltda	f)	1,391	18,389	424	(13,735)
Telefonica International Wholesale	j)	-	-	-	(53)
Telefonica International Wholesale Brasil	l) / j)	13	2,220	31	(1,712)
Portugual Telecom, SGPS, S.A.	m) / b)	2,831	28,713	1,289	-
Telefonica Internacional S.A.	b)	-	13,777	-	(308)
Telefonica S.A.	m) / b)	2,234	46,152	-	(1,039)
Cobros Gestão de Serviços	i)	1	521	-	(337)
Atento Brasil S.A.	k) / d)	6,634	27,792	3,504	(50,525)
Mobitel S.A. - Dedic	k) / d)	1,831	46,177	898	(69,811)
Terra Networks S.A.	l) / g)	860	267	396	105
Atelecom S/A	l) / j)	259	2,719	763	(2,797)
Telefonica Engenharia e Segurança	l)	8	94	23	(43)
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / j)	31	391	10	(312)
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	a)	1,918	10,926	198	(2,897)
Operadoras Grupo Telefonica (Roaming internacional)	h)	4,521	6,097	337	(6,197)
Telefônica Sistema de televisão S/A (Antes Light Tree S/A)	l)	17		24	-
Total		409,739	525,587	559,248	(260,788)

		Consolidated
	Nature of	12.31.09		03.31.09
Company	Transation	Assets	Liabilities	Result
		Current	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	340,215	299,512	512,581	(62,607)
Telefonica Empresas do Brasl S.A.	a) / j)	3,475	11,825	1,417	(7,656)
Telefonica Móviles Espana S.A.	h)	2,608	2,071	349	(130)
Portugal Telecom Inovação do Brasil Ltda	l) / e)	8	44,002	2	(3,411)
Telecomuncações Móveis Nacionais - TMN	h)	979	575	214	(15)
Telefonica Serviços Empresariais do Brasil Ltda	f)	1,451	17,149	257	(13,545)
Telefonica International Wholesale	j)	-	24	-	-
Telefonica International Wholesale Brasil	l) / j)	9	2,095	-	(1,371)
Portugual Telecom, SGPS, S.A.	m) / b)	2,622	33,771	3,434	-
Telefonica Internacional S.A.	b)	-	13,470	169	-
Telefonica S.A.	m) / b)	2,148	45,113	553	(43)
Cobros Gestão de Serviços	i)	1	561	-	(605)
Atento Brasil S.A.	k) / d)	6,922	43,420	3,248	(70,716)
Mobitel S.A. - Dedic	k) / d)	1,699	34,811	80	(67,433)
Terra Networks S.A.	l) / g)	724	592	-	(351)
Atelecom S/A	l) / j)	338	2,829	1,502	(3,248)
Telefonica Sistemas do Brasil Ltda	l)	6	1	-	-
Telefonica Engenharia e Segurança do Brasil S.A.	l)	5	52	14	-
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / j)	-	1,143	1	(207)
TBS Celular Participações Ltda	b)	-	13,152	-	-
Primesys	b)	-	-	56	(122)
Operadoras Grupo Telefonica (Roaming internacional)	h)	4,606	2,734	2,048	-
T. Personales Unifon	m)	-	168	-	-
Total		367,816	569,070	525,925	(231,460)

28.c) Remuneration of key Management officers

During the three-month periods ended March 31, 2010 and 2009, the remuneration of the key Management officers, including fees and short term benefits, payroll charges, bonus and other benefits, totaled R$927 and R$598 in the controlling company and R$6,180 and R$4,314 in the consolidated amount, respectively, and were posted as expenses.

29. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, at March 31, 2010, the Company and its subsidiaries had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its subsidiaries considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$16,706,815
General Civil Liability– RCG	R$6,110

30. AMERICAN DEPOSITARY RECEIPTS (“ADRs”) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol "TCP" and since March 31, 2006 under ticker symbol "VIV" (in accordance with the decision made by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of share: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S.A.

31. LIENS, EVENTUAL LIABILITIES AND COMMITMENTS

The subsidiaries have undertaken commitments with lessees of several stores and sites where the radio-base stations (ERB‘s) are located, already contracted at March 31, 2010, in the amount of R$3,574,036, as shown below:

Year	Amount
Up to one year	654,649
More than one year to five years	2,564,878
More than five years	354,509
Total	3,574,036

32. COMPREHENSIVE INCOME

In compliance with CPC 26, the Company shows below the changes in the total consolidated comprehensive income for the periods presented in the explanatory notes.

Equity pick up on adjustments of pension plans in the subsidiaries at 01.01.09	(102,860)
Net income for the three months ended March 31, 2009	133,023
Consolidated total comprehensive income in March 31, 2009	30,163

Equity pick up on adjustments of pension plans in the subsidiaries - merger of the shares in 06.30.09	(26,394)
Equity pick up on adjustments of pension plans in the subsidiaries- actuarial reports in 12.31.09	(9,524)
Net income for the nine months ended December 31, 2009	731,626
Consolidated total comprehensive income in December 31, 2009	725,871

Consolidated total comprehensive income in March 31, 2010	191,857

33. SUBSEQUENT EVENTS

a) Rescheduling of the 2nd issue/2nd series of the Company

At April 09, 2010, the term for debenture holders who did not agree to the new conditions established by the Board of Directors of the Company for the rescheduling of the 2nd issue/2nd series debenture ended. At that date, the amount arising out of debenture holders who elected to exercise the right to sell their debentures was R$459,920. Therefore, such amount was reclassified to the current liabilities, pursuant to CPC 24.

b) Approval and partial payment of the dividends proposed in 2009

The General and Special Shareholders’ Meeting held on April 16, 2010 approved the allocation of the net profit for year 2009, in the amount of R$871,394, with R$43,569 being allocated to the Legal Reserve and R$827,825 as dividends and interest on the own capital, as follows: R$104,136 as gross interest on the own capital (R$88,516, net of withheld income tax) and R$723,689 as dividends. Additionally, R$6,676 were allocated as supplementary dividends. At April 19, 2010, the Company effected the payment of 50% of such amounts and the balance shall be paid to the shareholders at October 25, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.